EXHIBIT 99.3

CONVERTIBLE DEBENTURE INDENTURE

DATED AS OF THE 23rd DAY OF MARCH, 2011

AMONG

BRIGUS GOLD CORP.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

PROVIDING FOR THE ISSUE OF DEBENTURES

- i -

4.4	Debentures Due on Redemption Dates	31
4.5	Deposit of Redemption Monies or Common Shares	31
4.6	Right to Repay Redemption Price in Common Shares	31
4.7	Failure to Surrender Debentures Called for Redemption	33
4.8	Cancellation of Debentures Redeemed	34
4.9	Purchase of Debentures by the Corporation	34
4.10	Right to Repay Principal Amount in Common Shares	34
4.11	Deposit of Maturity Monies	36
ARTICLE 5 SUBORDINATION OF DEBENTURES		37

5.1	Applicability of Article	37
5.2	Order of Payment	37
5.3	Subrogation to Rights of Holders of Secured Indebtedness	38
5.4	Obligation to Pay Not Impaired	38
5.5	No Payment if Secured Indebtedness in Default	38
5.6	Payment on Debentures Permitted	39
5.7	Confirmation of Subordination	39
5.8	Knowledge of Trustee	39
5.9	Trustee May Hold Secured Indebtedness	40
5.10	Rights of Holders of Secured Indebtedness Not Impaired	40
5.11	Altering the Secured Indebtedness	40
5.12	Additional Indebtedness	40
5.13	Right of Debentureholder to Convert Not Impaired	40
5.14	Invalidated Payments	40
5.15	Contesting Security	40
5.16	Obligations Created by Article 5	40
ARTICLE 6 CONVERSION OF DEBENTURES		41

6.1	Applicability of Article	41
6.2	Notice of Expiry of Conversion Privilege	41
6.3	Revival of Right to Convert	41
6.4	Manner of Exercise of Right to Convert	41
6.5	Adjustment of Conversion Price	43
6.6	No Requirement to Issue Fractional Common Shares	47
6.7	Corporation to Reserve Common Shares	47
6.8	Cancellation of Converted Debentures	47
6.9	Certificate as to Adjustment	47
6.10	Notice of Special Matters	48
6.11	Protection of Trustee	48
6.12	Payment of Cash in Lieu of Common Shares	48
ARTICLE 7 COVENANTS OF THE CORPORATION		49

7.1	To Pay Principal, Premium (if any) and Interest	49
7.2	To Pay Trustee's Remuneration	49
7.3	To Give Notice of Default	49
7.4	Preservation of Existence, Etc.	49
7.5	Keeping of Books	49
7.6	Performance of Covenants by Trustee	49
7.7	Maintain Listing	49
7.8	Annual Certificate of Compliance	50
7.9	SEC Notice	50
7.10	No Dividends on Common Shares if Event of Default	50
ARTICLE 8 DEFAULT		50

8.1	Events of Default	50
8.2	Notice of Events of Default	51
8.3	Waiver of Default	52
8.4	Enforcement by the Trustee	52

- ii -

8.5	No Suits by Debentureholders	53
8.6	Application of Monies by Trustee	53
8.7	Notice of Payment by Trustee	54
8.8	Trustee May Demand Production of Debentures	54
8.9	Remedies Cumulative	54
8.10	Immunity of Directors, Officers and Others	54
8.11	Subordination	54
ARTICLE 9 SATISFACTION AND DISCHARGE		54

9.1	Cancellation and Destruction	54
9.2	Non-Presentation of Debentures	55
9.3	Repayment of Unclaimed Monies or Common Shares	55
9.4	Discharge	55
9.5	Satisfaction	55
9.6	Continuance of Rights, Duties and Obligations	57
ARTICLE 10 COMMON SHARE INTEREST PAYMENT ELECTION		58

10.1	Common Share Interest Payment Election	58
ARTICLE 11 SUCCESSORS		60

11.1	Corporation may Consolidate, Etc., Only on Certain Terms	60
11.2	Successor Substituted	60
ARTICLE 12 COMPULSORY ACQUISITION		61

12.1	Definitions	61
12.2	Offer for Debentures	61
12.3	Offeror's Notice to Dissenting Shareholders	61
12.4	Delivery of Debenture Certificates	62
12.5	Payment of Consideration to Trustee	62
12.6	Consideration to be held in Trust	62
12.7	Completion of Transfer of Debentures to Offeror	62
12.8	Communication of Offer to the Corporation	62
ARTICLE 13 MEETINGS OF DEBENTUREHOLDERS		63

13.1	Right to Convene Meeting	63
13.2	Notice of Meetings	63
13.3	Chairman	64
13.4	Quorum	64
13.5	Power to Adjourn	64
13.6	Show of Hands	64
13.7	Poll	65
13.8	Voting	65
13.9	Proxies	65
13.10	Persons Entitled to Attend Meetings	66
13.11	Powers Exercisable by Extraordinary Resolution	66
13.12	Meaning of "Extraordinary Resolution"	67
13.13	Powers Cumulative	68
13.14	Minutes	68
13.15	Instruments in Writing	68
13.16	Binding Effect of Resolutions	68
13.17	Evidence of Rights Of Debentureholders	68
13.18	Concerning Serial Meetings	69
13.19	Record Dates	69
ARTICLE 14 NOTICES		69

14.1	Notice to Corporation	69
14.2	Notice to Debentureholders	69
14.3	Notice to Trustee	70
14.4	Mail Service Interruption	70

- iii -

ARTICLE 15 CONCERNING THE TRUSTEE		70

15.1	No Conflict of Interest	70
15.2	Replacement of Trustee	70
15.3	Duties of Trustee	71
15.4	Reliance Upon Declarations, Opinions, Etc.	71
15.5	Evidence and Authority to Trustee, Opinions, Etc.	71
15.6	Officer's Certificates Evidence	72
15.7	Experts, Advisers and Agents	72
15.8	Trustee May Deal in Debentures	72
15.9	Investment of Monies Held by Trustee	72
15.10	Trustee Not Ordinarily Bound	73
15.11	Trustee Not Required to Give Security	73
15.12	Trustee Not Bound to Act on Corporation's Request	73
15.13	Conditions Precedent to Trustee's Obligations to Act Hereunder	73
15.14	Authority to Carry on Business	73
15.15	Compensation and Indemnity	73
15.16	Acceptance of Trust	74
15.17	Third Party Interests	74
15.18	Anti-Money Laundering	74
15.19	Privacy Laws	74
15.20	Force Majeure	75
ARTICLE 16 SUPPLEMENTAL INDENTURES		75

16.1	Supplemental Indentures	75
ARTICLE 17 EXECUTION AND FORMAL DATE		76

17.1	Execution	76
17.2	Contracts of the Corporation	76
17.3	Formal Date	76
SCHEDULE "A" FORM OF INITIAL GLOBAL DEBENTURE		A-1

SCHEDULE "B" FORM OF REDEMPTION NOTICE		B-1

SCHEDULE "C" FORM OF MATURITY NOTICE		C-1

SCHEDULE "D" FORM OF NOTICE OF CONVERSION		D-1

SCHEDULE "E" FORM OF INITIAL U.S. DEBENTURE		E-1

- iv -

THIS INDENTURE made as of the 23rd day of March, 2011.

AMONG:

BRIGUS GOLD CORP., a corporation existing under the laws of the Yukon Territory and having its head office in the City of Halifax, in the Province of Nova Scotia (hereinafter called "Brigus" or the "Corporation")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company organized under the federal laws of Canada having an office in the City of Halifax, in the Province of Nova Scotia (hereinafter called the "Trustee")

WHEREAS the Corporation wishes to create and issue the Debentures in the manner and subject to the terms and conditions of this Indenture;

AND WHEREAS the Corporation, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS, when certified by the Trustee and issued as in this Indenture provided, all necessary steps in relation to the Corporation have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Corporation and the Trustee covenant and agree, for the benefit of each other and for the equal and rateable benefit of the holders, as follows:

ARTICLE I
INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)
"this Indenture", "this Convertible Debenture Indenture", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b)	"Additional Debentures" means Debentures of any one or more series, other than the first series of Debentures, being the Initial Debentures, issued under this Indenture;

(c)	"Applicable Securities Legislation" means applicable securities laws (including rules, regulations, policies and instruments) in each of the Provinces of Canada;

(d)	"Beneficial Holder" means any person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(e)	"Board of Directors" means the board of directors of the Corporation or any committee thereof;

(f)	"Brigus" or the "Corporation" means Brigus Gold Corp. and includes any successor to or of Brigus which shall have complied with the provisions of ARTICLE XI;

(g)	"Brigus Auditors" or "Auditors of the Corporation" means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

(h)	"Business Day" means any day other than a Saturday, Sunday or any other day that the Trustee in Halifax, Nova Scotia is not generally open for business;

(i)
"Cash Change of Control" means a Change of Control in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenter's appraisal rights; (ii) equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange;

(j)	"Cash Change of Control Conversion Period" has the meaning ascribed thereto in Section 2.4(l)(i);

(k)	"CDS" means CDS Clearing and Depository Services Inc.;

(l)
"Change of Control" means: (i) the acquisition by any Person, or group of Persons acting jointly or in concert (within the meaning of MI 62-104 and the Securities Act (Ontario)), of voting control or direction of an aggregate of more than 50% of the outstanding Common Shares; or (ii) the sale or other transfer of all or substantially all of the assets of the Corporation, but shall not include a sale, merger, reorganization, arrangement, combination or other similar transaction if the previous holders of Common Shares hold at least 50% of the voting control or direction in such merged, reorganized, arranged, combined or other continuing entity (and in the case of a sale of all or substantially all of the assets, in the entity which has acquired such assets) immediately following completion of such transaction;

(m)	"Change of Control Notice" has the meaning ascribed thereto in Section 2.4(k)(i);

(n)	"Change of Control Purchase Date" has the meaning ascribed thereto in Section 2.4(k)(i);

(o)	"Change of Control Purchase Offer" has the meaning ascribed thereto in Section 2.4(k)(i);

(p)
"Common Shares" means common shares in the capital of the Corporation, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Common Shares" shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(q)
"Common Share Bid Request" means a request for bids to purchase Common Shares (to be issued by the Corporation on the Common Share Delivery Date) made by the Trustee in accordance with the Common Share Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments by the Corporation in lieu of fractional Common Shares, if any, equal the Interest Obligation;

(r)
"Common Share Delivery Date" means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Common Shares are issued by the Corporation and delivered to the Trustee for sale pursuant to Common Share Purchase Agreements;

(s)
"Common Share Interest Payment Election" means an election by the Corporation to issue and solicit bids to sell sufficient Common Shares in order to receive funds to satisfy all or part of an Interest Obligation on the applicable Interest Payment Date in the manner described in the Common Share Interest Payment Election Notice;

(t)
"Common Share Interest Payment Election Amount" means the sum of the amount of the aggregate proceeds resulting from the sale of Common Shares on the Common Share Delivery Date pursuant to acceptable bids obtained pursuant to the Common Share Bid Requests, together with any amount paid by the Corporation in respect of fractional Common Shares pursuant to Section 10.1(g), that is equal to the aggregate amount of the Interest Obligation in respect of which the Common Share Interest Payment Election Notice was delivered;

(u)	"Common Share Interest Payment Election Notice" means a written notice made by the Corporation to the Trustee specifying:

(i)	the Interest Obligation to which the election relates;

(ii)	the Common Share Interest Payment Election Amount;

(iii)
the investment banks, brokers or dealers through which the Trustee shall seek bids to purchase the Common Shares and the conditions of such bids, which may include the minimum number of Common Shares, minimum price per Common Share, timing for closing for bids and such other matters as the Corporation may specify; and

(iv)	that the Trustee shall accept through the investment banks, brokers or dealers selected by the Corporation only those bids which comply with such notice;

(v)	"Common Share Proceeds Investment" has the meaning attributed thereto in Section 10.1(h);

(w)
"Common Share Purchase Agreement" means an agreement in customary form among the Corporation, the Trustee and the Persons making acceptable bids pursuant to a Common Share Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Common Shares are then listed;

(x)	"Common Share Redemption Right" has the meaning attributed thereto in Section 4.6(a);

(y)	"Common Share Repayment Right" has the meaning attributed thereto in Section 4.10(a);

(z)
"Conversion Price" means the dollar amount for which each Common Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of ARTICLE VI;

(aa)	"Conversion Rate" has the meaning ascribed thereto in Section 2.4(f);

(bb)	"Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Corporation and acceptable to the Trustee;

(cc)
"Current Market Price" means the volume weighted average trading price of the Common Shares on the NYSE Amex, if the Common Shares are then listed on the NYSE Amex for the 20 consecutive trading days ending on the fifth trading day preceding the applicable date. If the Common Shares are not listed on the NYSE Amex, reference shall be made for the purpose of the above calculation to the principal securities exchange or market on which the Common Shares are listed or quoted or if no such prices are available, "Current Market Price" shall be the fair value of a Common Share as reasonably determined by the Board of Directors;

(dd)	"Daily Conversion Value" has the meaning ascribed thereto in Section 6.12;

(ee)	"Daily VWAP" has the meaning ascribed thereto in Section 6.12;

(ff)	"Date of Conversion" has the meaning ascribed thereto in Section 6.4(b);

(gg)	"Debenture Liabilities" has the meaning ascribed thereto in Section 5.1;

(hh)
"Debentureholders" or "holders" means the Persons for the time being entered in the register for Debentures as registered holders of Debentures or any transferees of such Persons by endorsement or delivery;

(ii)
"Debentures" means the debentures, notes or other evidence of indebtedness of the Corporation issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(jj)	"Defeased Debentures" has the meaning ascribed thereto in Section 9.6(b);

(kk)
"Depository" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the person designated as depository by the Corporation pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depository" shall mean each person who is then a depository hereunder, and if at any time there is more than one such person, "Depository" as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures of such series and, in the case of the Initial Debentures, the Depository shall initially be CDS;

(ll)
"Depository Participant" means a broker, dealer, bank, other financial institution or other person, acting on behalf of Beneficial Holders, for whom, from time to time, a Depository effects book entry for a Global Debenture deposited with the Depository;

(mm)	"Effective Date" has the meaning ascribed thereto in Section 2.4(l)(i);

(nn)	"Event of Default" has the meaning ascribed thereto in Section 8.1;

(oo)	"Extraordinary Resolution" has the meaning ascribed thereto in Section 13.12;

(pp)
"Freely Tradable" means, in respect of shares or other securities of capital of any class of any corporation, which: (i) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a control person (as defined in the Applicable Securities Legislation); provided, however, that it is agreed and understood that any Common Shares issuable upon conversion of, or in connection with (including upon maturity, redemption or a Change of Control), the U.S. Debentures shall be "restricted securities" under the U.S. Securities Act and shall bear the U.S. Common Share Legend;

(qq)	"Fully Registered Debentures" means Debentures registered as to both principal and interest;

(rr)
"generally accepted accounting principles" or "GAAP" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants (including as further described in Section 1.16);

(ss)
"Global Debenture" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(tt)	"Government Obligations" means securities issued or guaranteed by the Government of Canada or any province thereof;

(uu)
"Guarantees" means any guarantee, undertaking to assume, endorse, contingently agree to purchase, or to provide funds for the payment of, or otherwise become liable in respect of, any indebtedness, liability or obligation of any Person;

(vv)	"Initial Debentures" means the Debentures designated as "6.5% Convertible Senior Unsecured Debentures" and described in Section 2.4;

(ww)	"Interest Account" has the meaning ascribed thereto in Section 10.1(h);

(xx)	"Interest Obligation" means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due;

(yy)
"Interest Payment Date" means a date specified in a Debenture as the date on which interest on such Debenture shall become due and payable and which for the Initial Debentures shall be semi-annually on March 31 and September 30 in each year, commencing on September 30, 2011 computed on the basis of a 360-day year composed of twelve 30-day months;

(zz)	"Make Whole Premium" has the meaning ascribed thereto in Section 2.4(l)(i);

(aaa)	"Make Whole Premium Shares" has the meaning ascribed thereto in Section 2.4(l)(ii);

(bbb)
"Maturity Account" means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Trustee) for each series of Debentures issued pursuant to and in accordance with this Indenture;

(ccc)	"Maturity Date" means the date specified for maturity of any Debentures as prescribed in this Indenture or in supplement hereto and means, for the Initial Debentures, March 31, 2016;

(ddd)	"Maturity Notice" has the meaning ascribed thereto in Section 2.4(g);

(eee)	"MI 62-104" means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids;

(fff)	"NYSE Amex" means the NYSE Amex Equities Exchange;

(ggg)	"Observation Period" has the meaning ascribed thereto in Section 6.12;

(hhh)	"Offer Price" has the meaning ascribed thereto in Section 2.4(k)(i);

(iii)	"Offeror's Notice" has the meaning ascribed thereto in Section 12.3;

(jjj)	"Offering" means the public offering by short form prospectus dated March 16, 2011 of US$50,000,000 in aggregate principal amount of Initial Debentures;

(kkk)
"Officer's Certificate" means a certificate of the Corporation signed by any one authorized officer or director of the Corporation, in his or her capacity as an officer or director of the Corporation, and not in his or her personal capacity;

(lll)	"OSC Rule 62-504" means Ontario Securities Commission Rule 62-504 - Take-over Bids and Issuer Bids;

(mmm)
"Periodic Offering" means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Corporation upon the issuance of such Debentures from time to time;

(nnn)
"Person" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or other organization, whether or not a legal entity or government or any agency or political subdivision thereof (and for the purposes of the definition of "Change of Control", in addition to the foregoing, "Person" shall include any syndicate or group that would be deemed to be a "Person" under MI 62-104);

(ooo)	"Privacy Laws" has the meaning ascribed thereto in Section 15.19;

(ppp)	"Redemption Date" has the meaning ascribed thereto in Section 4.3;

(qqq)	"Redemption Notice" has the meaning ascribed thereto in Section 4.3;

(rrr)
"Redemption Price" means, in respect of a Debenture, the principal amount outstanding of such Debenture (excluding interest) payable on the Redemption Date, which amount may be payable by the issuance of Freely Tradable Common Shares as provided for in Section 4.6;

(sss)	"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

(ttt)	"Rule 144" means Rule 144 promulgated under the U.S. Securities Act;

(uuu)	"Rule 144A" means Rule 144A promulgated under the U.S. Securities Act;

(vvv)	"Rule 904" means Rule 904 of Regulation S;

(www)	"Secured Creditor" means a holder or holders of Secured Indebtedness and includes any representative or representatives, agent or agents or trustee or trustees of any such holder or holders;

(xxx)
"Secured Indebtedness" means the principal of, the premium (if any) and interest and other obligations on secured indebtedness, statutory liens (other than statutory liens where the party is defending same in good faith), secured bank or other institutional indebtedness, and secured project indebtedness, in each case owing by the Corporation, or renewals, extensions and refunding of such indebtedness, including, without limitation: (a) all indebtedness under the project facility agreement dated February 23, 2009, between the Corporation and RMB Australia Holdings Limited, Macquarie Bank Limited and RMB Resources Inc., as agent, as has been, and may hereafter be, amended from time to time; (b) obligations of the Corporation or its Subsidiaries under any swap, hedging or other similar contracts or arrangements including, without limitation, the purchase agreement date November 9, 2010 between the Corporation and Sandstorm Resources Ltd.; and (c) all costs and expenses incurred by or on behalf of the holder of any Secured Indebtedness in enforcing payment or collection of any such Secured Indebtedness, including enforcing any security interest securing the same;

(yyy)	"Serial Meeting" has the meaning ascribed thereto in Section 13.2(b)(i);

(zzz)	"Stock Price" has the meaning ascribed thereto in Section 2.4(l)(ii);

(aaaa)	"Subsidiary" has the meaning ascribed thereto in the Securities Act (Ontario);

(bbbb)	"Successor" has the meaning ascribed thereto in Section 11.1;

(cccc)	"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder as amended from time to time;

(dddd)
"Time of Expiry" means the time of expiry of certain rights with respect to the conversion of Debentures under ARTICLE VI which is to be set forth separately in the form and terms for each series of Debentures which by their terms are to be convertible. With respect to the Initial Debentures, "Time of Expiry" shall have the meaning ascribed under Section 2.4(f);

(eeee)	"Total Offer Price" has the meaning ascribed thereto in Section 2.4(k)(i);

(ffff)	"trading day" means, with respect to the NYSE Amex or the TSX or other market for securities, any day on which such exchange or market is open for trading or quotation;

(gggg)	"Trustee" means Computershare Trust Company of Canada, or its successor or successors for the time being as trustee hereunder;

(hhhh)	"TSX" means the Toronto Stock Exchange or its successor or successors;

(iiii)	"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(jjjj)	"U.S. Common Shares" means the Common Shares issuable upon conversion of, or in connection with (including upon maturity, redemption or a Change of Control), the U.S. Debentures;

(kkkk)	"U.S. Common Share Legend" means the legend set forth in Section 3.7(b), which is required to be placed on all U.S. Common Shares;

(llll)	"U.S. Debenture" means an Initial Debenture issued to a U.S. Purchaser in the form of Schedule "E" hereto bearing the U.S. Debenture Legend which will be in definitive form;

(mmmm)	"U.S. Debenture Legend" means the legend set forth in Section 3.7(b), which is required to be placed on all U.S. Debentures issued under this Indenture;

(nnnn)
"U.S. Purchaser" means any purchaser of Debentures that is: (a) any Person that receives or received an offer of the Debentures while in the United States, or (b) any Person that is in the United States at the time such Person's buy order was made or at the time such Person entered into a binding commitment to purchase Debentures;

(oooo)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(pppp)	"Written Direction of the Corporation" means an instrument in writing signed by any one officer or director of the Corporation on behalf of the Corporation; and

(qqqq)	"90% Redemption Right" has the meaning ascribed thereto in Section 2.4(k)(ii).

1.2	Meaning of "Outstanding"

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Trustee for cancellation, conversion or redemption and monies and/or Common Shares, as the case may be, for the payment thereof shall have been set aside under ARTICLE IX, provided that:

(a)
Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)
when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)
for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation shall be disregarded except that:

(i)
for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which are certified by the Corporation as being so owned shall be disregarded;

(ii)
Debentures so owned which have been pledged in good faith other than to the Corporation or a Subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation;

(iii)
for the purposes of disregarding any Debentures owned legally or beneficially by the Corporation or any Subsidiary, the Corporation shall provide to the Trustee, at the request of the Trustee, from time to time, an Officer's Certificate setting forth as at the date of such certificate:

(A)	the names of the registered holders of Debentures which, to the knowledge of the Corporation, are owned, directly or indirectly, legally or equitably by the Corporation or any Subsidiary; and

(B)	the principal amount of Debentures owned legally and beneficially by each of such holders;

and the Trustee in making such determination shall be entitled to rely upon such certificate; and

(iv)	Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to Sections, subsections or clauses of this Indenture;

(d)
words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;

(e)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(f)	unless otherwise indicated, reference to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time; and

(g)
unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.

1.4	Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5	Time of Essence

Time shall be of the essence of this Indenture.

1.6	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of United States unless otherwise expressed.

1.7	Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.8	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Initial Debenture attached hereto as Schedule A and, in the case of a U.S. Debenture, Schedule "E", be drawn up in the English language only. Les parties aux présentes reconnaissent avoir accepté et demandé que le présent acte de fiducie et tous les documents s'y rapportant, y compris, sans restreindre la portée générale de ce qui précède, le formulaire de débenture joint aux présentes à titre d'annexe A, soient rédigés en langue anglaise seulement.

1.9	Successors and Assigns

All covenants and agreements of the Corporation in this Indenture and the Debentures shall bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Trustee in this Indenture shall bind its successors.

1.10	Severability

In case any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, such provision shall be deemed to be severed herefrom or therefrom and the validity, legality and enforceability of the remaining provisions shall not in any way be affected, prejudiced or impaired thereby.

1.11	Entire Agreement

This Indenture and all supplemental indentures and Schedules hereto and thereto, and the Debentures issued hereunder and thereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and thereunder and under the Debentures and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder or thereunder and under the Debentures.

1.12	Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the Secured Creditors (to the extent provided in ARTICLE V only), and each of the Persons referenced in Section 8.10 (to the extent provided in Section 8.10), any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.13	Applicable Law and Attornment

This Indenture, any supplemental indenture and the Debentures shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. With respect to any suit, action or proceedings relating to this Indenture, any supplemental indenture or any Debenture, the Corporation, the Trustee and each holder irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.14	Currency of Payment

Unless otherwise indicated in a supplemental indenture with respect to any particular series of Debentures, all payments to be made under this Indenture or a supplemental indenture shall be made in United States dollars.

1.15	Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on or as of the next succeeding Business Day without any additional interest, cost or charge to the Corporation.

1.16	Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with GAAP. For greater certainty, GAAP shall include any accounting standards, including International Financial Reporting Standards, that may from time to time be approved for general application by the Canadian Institute of Chartered Accountants.

1.17	Calculations

The Corporation shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price. Whenever it is necessary to calculate the Current Market Price or any other value or amount hereunder in United States dollars for the purposes of payment or otherwise, and the Current Market Price or other value or amount to be calculated is not at the relevant time expressed in United States dollars, then the Current Market Price or other value or amount to be calculated hereunder, as applicable, shall be converted into United States dollars based on: (i) in the event that the Current Market Price or other value or amount to be calculated hereunder is expressed in Canadian dollars, the Bank of Canada daily noon rate of exchange for converting Canadian dollars into United States dollars on the Business Day immediately preceding the applicable payment or other conversion date, as applicable, or (ii) in the event that the Current Market Price or other value or amount to be calculated hereunder is expressed in any currency other than Canadian dollars, the exchange rate for the purchase of United States dollars with such other currency using for the purposes of such calculation the applicable noon spot exchange rate posted by the Federal Reserve Bank of New York on the Business Day immediately preceding the applicable payment or other conversion date, as applicable. The Corporation shall make such calculations in good faith and, absent manifest error, the Corporation's calculations shall be final and binding on holders and the Trustee. The Corporation will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.18	Schedules

The following Schedules are incorporated into and form part of this Indenture:

Schedule "A" - Form of Initial Global Debenture
Schedule "B" - Form of Redemption Notice
Schedule "C" - Form of Maturity Notice
Schedule "D" - Form of Notice of Conversion
Schedule "E" - Form of Initial U.S. Debenture

In the event of any inconsistency between the provisions of any Section of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency.

ARTICLE II
THE DEBENTURES

2.1	Limit of Debentures

Subject to the limitation in respect of the Initial Debentures set out in Section 2.4(a), the aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2	Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a)	the designation of the Debentures of the series (which need not include the term "Debentures"), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b)
any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 3.2, 3.3, 3.6 and 3.7 and ARTICLE IV and ARTICLE VI);

(c)	the date or dates on which the principal of the Debentures of the series is payable;

(d)
the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which record date, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e)
the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f)
the right, if any, of the Corporation to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g)
the obligation, if any, of the Corporation to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i)	subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j)	any other events of default or covenants with respect to the Debentures of the series;

(k)	whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of any Person;

(l)	whether the Debentures of the series will be guaranteed by any person and the terms of any such guarantee;

(m)	the form and terms of the Debentures of the series;

(n)
if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(o)	if other than United States currency, the currency in which the Debentures of the series are issuable; and

(p)	any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the Board of Directors, Officer's Certificate or in an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the Board of Directors, Officer's Certificate or in an indenture supplemental hereto.

2.3	Form of Debentures

Except in respect of the Initial Debentures, the forms of which are provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the Board of Directors (or to the extent established pursuant to, rather than set forth in, a resolution of the Board of Directors, in an Officer's Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the directors or officers of the Corporation executing such Debentures on behalf of the Corporation, as conclusively evidenced by their execution of such Debentures.

2.4	Form and Terms of Initial Debentures

(a)
The first series of Debentures (the "Initial Debentures") authorized for issue immediately is limited to an aggregate principal amount of not more than US$50,000,000 and shall be designated as "6.5% Convertible Senior Unsecured Debentures due March 31, 2016".

(b)	The Initial Debentures shall be dated as of the date of closing of the Offering and shall mature March 31, 2016 (the "Maturity Date" for the Initial Debentures).

(c)
The Initial Debentures shall bear interest from the date of issue at the rate of 6.5% per annum (based on a year of 360 days comprised of twelve 30 day months), payable in arrears in equal (with the exception of the first interest payment which will include interest from and including the date of closing of the Offering as set forth below) semi-annual payments in arrears on March 31 and September 30 in each year, the first such payment to fall due on September 30, 2011 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures or the earlier date of redemption, repayment or conversion of the Initial Debentures) to fall due on March 31, 2016 or the earlier date of redemption, repayment or conversion, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually, computed on the basis of a 360-day year composed of twelve 30-day months. For certainty, the first interest payment will include interest accrued from and including the date of closing of the Offering to, but excluding September 30, 2011, which will be equal to US$33.94 for each US$1,000 principal amount of Initial Debentures. The record dates for the payment of interest on the Initial Debentures will be March 15 and September 15 in each year (or the first Business Day prior to such date if not a Business Day).

(d)
The Initial Debentures will be redeemable in accordance with the terms of ARTICLE IV, provided that the Initial Debentures will not be redeemable before March 31, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On or after March 31, 2014 and prior to the Maturity Date, provided that the Current Market Price at the time of the Redemption Notice is not less than 125% of the Conversion Price in respect of the Initial Debentures, the Initial Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 at the Redemption Price plus accrued and unpaid interest thereon up to (but excluding) the Redemption Date. The Redemption Notice for the Initial Debentures shall be substantially in the form of Schedule B. In connection with the redemption of the Initial Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Initial Debentures to be redeemed by issuing and delivering to the holders of such Initial Debentures, such number of Freely Tradable Common Shares as is obtained by dividing the aggregate Redemption Price by 95% of the Current Market Price in effect on the Redemption Date. If the Corporation elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

(e)
The Initial Debentures will be subordinated to the Secured Indebtedness of the Corporation in accordance with the provisions of ARTICLE V. In accordance with Section 2.12, the Initial Debentures will rank pari passu with each other series of Debentures issued under this Indenture or under indentures supplemental to this Indenture (regardless of their actual date or terms of issue) and, except as prescribed by law, with all other present and future unsecured indebtedness of the Corporation.

(f)
Upon and subject to the provisions and conditions of ARTICLE VI and Section 3.8, the holder of each Initial Debenture shall have the right at such holder's option, prior to the close of business on the earlier of: (i) the Maturity Date of the Initial Debentures; and (ii) the Business Day immediately preceding the date specified by the Corporation for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(d) and 4.3 (the earlier of which will be the "Time of Expiry" for the purposes of ARTICLE VI in respect of the Initial Debentures), to convert any part, being US$1,000 or an integral multiple thereof, of the principal amount of a Debenture into Freely Tradable Common Shares at the Conversion Price in effect on the Date of Conversion. To the extent a redemption is a redemption in part only of the Initial Debentures, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Initial Debentures not redeemed or converted and be applicable to the next succeeding Time of Expiry. Notwithstanding the foregoing, no Initial Debentures may be converted on an Interest Payment Date or during the five Business Days preceding March 31 and September 30 each year.

Article 2The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of Initial Debentures shall be equal to US$2.45 per share, being a conversion rate (the "Conversion Rate") of 408.1633 Common Shares issuable for each US$1,000 principal amount of Initial Debentures so converted, subject to adjustments for fractional interests in accordance with Section 6.6. Except as provided below, no adjustment in the number of Common Shares to be issued upon conversion will be made for dividends or distributions on Common Shares issuable upon conversion, the record date for the payment of which precedes the date upon which the holder becomes a holder of Common Shares in accordance with ARTICLE VI, or for interest accrued on Initial Debentures surrendered. The Conversion Price applicable to and the Common Shares, securities or other property receivable on the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 2.4(l) and Section 6.5.

Article 3Holders converting their Initial Debentures will receive, in addition to the applicable number of Common Shares, accrued and unpaid interest (less any taxes required to be deducted) in respect of the Initial Debentures surrendered for conversion up to but excluding the Date of Conversion from, and including, the most recent Interest Payment Date in accordance with Section 6.4(e). For clarity, payment of such interest, may, at the option of the Corporation, be paid on the next regularly scheduled Interest Payment Date following the Date of Conversion.

Article 4Holders of Initial Debentures surrendered for conversion during the period from the close of business on any regular record date for the payment of interest on the Initial Debentures to the opening of business on the next succeeding Interest Payment Date will receive the semi-annual interest payable on such Initial Debentures on the corresponding Interest Payment Date notwithstanding the conversion.  In the event that a holder of Debentures exercises their conversion right following a Redemption Notice by the Corporation and during the period from the close of business on any regular record date for the payment of interest on the Initial Debentures to the opening of business on the next succeeding Interest Payment Date, such holder will be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the last Interest Payment Date to (but excluding) the date of conversion.

Article 5The Conversion Price will not be adjusted for accrued interest.

Article 6Notwithstanding any other provisions of this Indenture, if a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

Article 7A Debenture which has been tendered for purchase by its holder pursuant to a Change of Control Purchase Offer or in respect of which a holder has accepted a notice in respect of a Change of Control Purchase Offer, in each case, pursuant to the provisions of Section 2.4(k), may be surrendered for conversion only if such Change of Control Purchase Offer or notice, as applicable, is withdrawn in accordance with this Indenture.

(g)
On redemption or maturity of the Initial Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 and Section 4.10, as applicable, and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on redemption or maturity by issuing and delivering to such holders of Initial Debentures Freely Tradable Common Shares pursuant to the provisions of Sections 4.6 and 4.10, as applicable. If the Corporation elects to exercise such option, it shall provide details in the Redemption Notice or deliver a maturity notice (the "Maturity Notice") to the holders of the Initial Debentures in substantially the form of Schedule "C" and provide the necessary details.

(h)
The Initial Debentures shall be issued in denominations of US$1,000 and integral multiples of US$1,000. Each Initial Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A and, in the case of U.S. Debentures, Schedule "E", with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Board of Directors executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of an Initial Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the Board of Directors, or as specified in an Officer's Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

Article 8The Initial Debentures (other than the U.S. Debentures) shall be issued as a Global Debenture and the Global Debenture will be registered in the name of the Depository which, as of the date hereof, shall be CDS (or any nominee of the Depository). No Beneficial Holder will receive definitive certificates representing their interest in Debentures except as provided in this Section 2.4(h) and Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof, as provided in Section 3.2.

(i)
The U.S. Debentures shall be in the form attached hereto as Schedule "E". Each U.S. Debenture will be a Fully Registered Debenture and will be issued to the registered owners of such U.S. Debentures or their nominees; provided that in no event shall a U.S. Debenture be converted, exchanged or transferred except in accordance with Section 3.7.

(j)
Upon and subject to the provisions of ARTICLE X, and provided no Event of Default has occurred and is continuing, the Corporation may elect, from time to time, to issue and solicit bids to sell sufficient Common Shares in order to raise funds to satisfy its Interest Obligation on the Initial Debentures on any Interest Payment Date (including, for greater certainty, following conversion or upon maturity or redemption) by delivering Common Shares to the Trustee pursuant to the Common Share Interest Payment Election.

(k)
Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(k), the Corporation shall be obligated to offer to purchase all of the Initial Debentures then outstanding. The terms and conditions of such obligation are set forth below:

(i)
Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Trustee, and the Trustee shall promptly deliver to the holders of the Initial Debentures, a notice stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control (a "Change of Control Notice") together with an offer in writing (the "Change of Control Purchase Offer") to purchase, on the Change of Control Purchase Date (as defined below), all (or any portion actually tendered to such offer in a minimum amount of US$1,000 principal amount and multiples thereof) of the Initial Debentures then outstanding from the holders thereof made in accordance with the requirements of Applicable Securities Legislation at a price per Initial Debenture equal to 100% of the principal amount thereof (the "Offer Price") plus accrued and unpaid interest on such Initial Debentures up to, but excluding, the Change of Control Purchase Date (collectively, the "Total Offer Price"). If such Change of Control Purchase Date is after a record date for the payment of interest on the Initial Debentures but on or prior to an Interest Payment Date, then the interest payable on such date will be paid to the holder of record of the Debentures on the relevant record date. The Change of Control Purchase Offer shall specify the date and time on which such offer shall expire. The "Change of Control Purchase Date" shall be the date that is 30 Business Days after the date that the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to holders of Initial Debentures. The Trustee will promptly thereafter deliver, by prepaid courier or mail, the Change of Control Purchase Offer to the holders of all Initial Debentures then outstanding, at their addresses appearing in the registers of holders of Initial Debentures maintained by the Trustee.

(ii)
If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Corporation provides the Change of Control Notice and the Change of Control Purchase Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Change of Control Purchase Offer on the expiration thereof, the Corporation has the right upon written notice provided to the Trustee within 10 days following the expiration of the Change of Control Purchase Offer, to elect to redeem all the Initial Debentures remaining outstanding on the expiration of the Change of Control Purchase Offer at the Total Offer Price as at the Change of Control Purchase Date (the "90% Redemption Right") and on the other terms and conditions provided herein.

(iii)
Upon receipt of notice that the Corporation has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Initial Debentures, the Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A)
the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Change of Control Purchase Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price as at the Change of Control Purchase Date;

(B)
each such holder must transfer their Initial Debentures to the Trustee on the same terms as those holders that accepted the Change of Control Purchase Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Trustee within 10 days after the sending of such notice provided that with respect to a Global Debenture, the obligation to surrender an Initial Debenture to the Trustee shall be satisfied if the Trustee makes a notation on the Global Debenture of the principal amount thereof so transferred; and

(C)
the rights of such holder under the terms of the Initial Debentures and this Indenture cease effect as of the date of expiry of the Change of Control Purchase Offer provided the Corporation has, on or before the time of notifying the Trustee of the exercise of the 90% Redemption Right, paid the aggregate Total Offer Price to, or to the order of, the Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(iv)
The Corporation shall, on or before 11:00 a.m. (Toronto time), on the Business Day immediately prior to the Change of Control Purchase Date, deposit with the Trustee or any paying agent to the order of the Trustee, such sums of money as may be sufficient to pay the aggregate Total Offer Price of the Initial Debentures to be purchased or redeemed by the Corporation on the Change of Control Purchase Date (less any tax required by law to be deducted), provided the Corporation may elect to satisfy this requirement by providing the Trustee with a certified cheque, wire transfer or such other means as may be acceptable to the Trustee, for such amounts required under this Section 2.4(k)(iv) postdated to the date of expiry of the Change of Control Purchase Offer. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such purchase. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Total Offer Price to which they are entitled (less any tax required by law to be deducted) on the Corporation's purchase. All Initial Debentures in respect of which payment of the Total Offer Price has been made shall be cancelled by the Trustee.

(v)
In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(k) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased.

(vi)
Initial Debentures for which holders have accepted the Change of Control Purchase Offer and Initial Debentures which the Corporation has elected to redeem in accordance with this Section 2.4(k) shall become due and payable at the Total Offer Price on the Change of Control Purchase Date, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem, or the Common Shares necessary to purchase or redeem, the Initial Debentures shall have been deposited as provided in this Section 2.4(k) and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(vii)
In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(k) shall fail on or before the Change of Control Purchase Date so to surrender such holder's Initial Debenture or shall not within such time accept payment of the monies payable, to take delivery of certificates representing such Common Shares issuable in respect thereof, or give such receipt therefor, if any, as the Trustee may require, such monies may be set aside in trust, or such certificates may be held in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum or the Common Shares so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery up of such holder's Initial Debenture. In the event that any money or certificates representing Common Shares required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the Change of Control Purchase Date, then such monies, or certificates representing Common Shares, together with any accumulated interest thereon, or any distributions paid thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation and the Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable laws thereafter the holder of the Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment due from the Corporation, subject to any limitation period provided by the laws of the Province of Ontario. Notwithstanding the foregoing, the Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the Change of Control Purchase Date (the "Unclaimed Funds Return Date") to the Corporation upon receipt from the Corporation of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds as security for the Corporation's continuing obligations hereunder, including the payment of any amounts due to holders of Debentures. If the remaining funds are paid to the Corporation prior to the Unclaimed Funds Return Date, the Corporation shall reimburse the Trustee for any amounts required to be paid by the Trustee to a holder of a Debenture pursuant to the Change of Control Purchase Offer after the date of such payment of the remaining funds to the Corporation but prior to the Unclaimed Funds Return Date.

(viii)
Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(k) shall forthwith be delivered to the Trustee and cancelled and thereafter no longer considered to be outstanding and no Initial Debentures shall be issued in substitution therefor.

(ix)	The Corporation shall promptly give notice to the Trustee of a Change of Control.

(x)	The Corporation will publicly announce the results of the purchases made pursuant to Section 2.4(k) as soon as practicable from the Change of Control Purchase Date.

(xi)	The Corporation will comply with all Applicable Securities Legislation in the event that the Corporation is required to repurchase Initial Debentures pursuant to Section 2.4(k).

(l)
In addition to the requirements of Section 2.4(k) in respect of a Change of Control, the following provisions shall apply in respect of the occurrence of a Cash Change of Control occurring on or before the Maturity Date:

(i)
In the event of the occurrence of a Cash Change of Control, subject to regulatory approval, during the period (the "Cash Change of Control Conversion Period") beginning 10 trading days before the anticipated effective date of the Change of Control (the "Effective Date") and ending on the date that is 30 days after the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to holders of Initial Debentures in accordance with Section 2.4(k), holders of Initial Debentures will be entitled to convert their Initial Debentures, in whole or in part, and receive, in addition to the number of Common Shares (or cash or other property or securities in substitution therefor) that such holders are entitled to receive upon such conversion in accordance with the provisions and conditions of Section 2.4(f), 2.4(l)(v) and (vi) and ARTICLE VI, an additional number of Common Shares (or cash or other property or securities in substitution therefor) per US$1,000 principal amount of Initial Debentures converted as set forth in this Section 2.4(l) (the "Make Whole Premium").

(ii)
The number of additional Common Shares per US$1,000 principal amount of Initial Debentures constituting the Make Whole Premium (the "Make Whole Premium Shares") shall be determined by reference to the table following subsection (iii) below, based on the Effective Date and the price (the "Stock Price") paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive (or are entitled and able in all circumstances to receive) only cash in the transaction constituting the Change of Control, the Stock Price shall be the cash amount paid per Common Share. Otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares on the day immediately preceding the Effective Date.

(iii)
The following table shows the number of Make Whole Premium Shares for each hypothetical Stock Price and Effective Date set forth below, expressed as additional Common Shares per US$1,000 principal amount of Initial Debentures. For the avoidance of doubt, the Corporation shall not be obliged to pay the Make Whole Premium otherwise than by issuance of the applicable number of Common Shares in excess of the number of Common Shares to which holders would otherwise have been entitled at the Conversion Price upon conversion of the Initial Debentures in accordance with the provisions and conditions of Section 2.4(f) and ARTICLE VI. If the Stock Price or Effective Date are not set forth on the table then: (i) if the actual Stock Price on the Effective Date is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the number of Make Whole Premium Shares will be determined by a straight-line interpolation between the amounts set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable, (ii) if the Stock Price on the Effective Date exceeds US$12.00 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero, and (iii) if the Stock Price on the Effective Date is less than US$1.83 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero.

			Effective Price
			Mar.31/2011	Mar.31/2012	Mar.31/2013	Mar.31/2014	Mar.31/2015	Mar.31/2016
	US$	1.83	138.2848	138.2848	138.2848	138.2848	138.2848	138.2848
	US$	1.90	128.9370	122.6400	118.1525	118.1525	118.1525	118.1525
	US$	2.00	117.0385	111.0600	103.3268	96.7884	91.8367	91.8367
	US$	2.25	93.8767	87.6083	79.4643	71.3947	60.1857	36.2812
	US$	2.50	76.5461	70.3488	62.4834	53.9268	41.2119	0.0000
	US$	2.75	63.1274	57.2545	50.0415	41.5813	28.7991	0.0000
	US$	3.00	52.6650	47.4181	40.6485	32.6724	20.8848	0.0000
Stock Price	US$	4.00	27.3860	23.8418	19.4298	14.3868	7.6744	0.0000
	US$	5.00	15.0477	12.8113	10.0648	7.1256	3.7504	0.0000
	US$	6.00	8.2563	6.8530	5.2142	3.5634	1.8590	0.0000
	US$	8.00	2.0398	1.5606	1.0347	0.5887	0.2335	0.0000
	US$	10.00	0.1635	0.0757	0.0059	0.0000	0.0000	0.0000
	US$	12.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(iv)
The Stock Prices set forth in the table above will be adjusted as of any date on which the Conversion Price of the Initial Debentures is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately preceding such adjustment multiplied by a fraction, the denominator of which is the Conversion Price immediately preceding the adjustment giving rise to the Stock Price adjustment and the numerator of which is the Conversion Price as so adjusted. The number of additional Make Whole Premium Shares set forth in the table above will be adjusted in the same manner as the Conversion Price as set forth in Section 6.5, other than as a result of an adjustment of the Conversion Price by adding the Make Whole Premium as described above. The provisions of Section 6.11 shall be applicable in connection with determinations under this Section 2.4(l).

(v)
Notwithstanding the foregoing, if the Date of Conversion of any Initial Debentures occurs during the period beginning on the 10th trading day prior to the Effective Date and ending at the close of business on the Effective Date, the holders of such Initial Debentures shall, on conversion of their Initial Debentures, only be entitled to receive that number of Make Whole Premium Shares (as may be adjusted pursuant to Section 6.5) on the Business Day immediately following the Effective Date and, for greater certainty, only if the Change of Control occurs.

(vi)
The Make Whole Premium Shares shall be deemed to have been issued upon conversion of Initial Debentures on the Business Day immediately following the Effective Date. Section 6.5 shall apply to such conversion and, for greater certainty, the former holders of Initial Debentures in respect of which the Make Whole Premium Shares are issuable shall be entitled to receive and shall accept, in lieu of the Make Whole Premium Shares, the number of shares or other securities or cash or other property of the Corporation or of the Person or other entity resulting from the transaction that constitutes the Cash Change of Control that such holders would have been entitled to receive if such holders had been the registered holders of the applicable number of Make Whole Premium Shares on the Effective Date.

(vii)
Except as otherwise provided in this Section 2.4(l), all other provisions of this Indenture applicable to a conversion of Initial Debentures shall apply to a conversion of Initial Debentures during the Cash Change of Control Conversion Period.

(m)	The Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5	Certification and Delivery of Additional Debentures

Subject to the terms and conditions attached to any series of Debentures, the Corporation may from time to time request the Trustee to certify and deliver Additional Debentures of any series by delivering to the Trustee the documents referred to below in this Section 2.5 whereupon the Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation. The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Corporation and procedures. In certifying such Debentures, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a)	an Officer's Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b)
a Written Direction of the Corporation requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i)
such Written Direction of the Corporation addressed to the Trustee may be delivered by the Corporation to the Trustee prior to the delivery to the Trustee of such Additional Debentures of such series for certification and delivery;

(ii)
the Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Corporation or pursuant to procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation;

(iii)
the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Corporation or pursuant to such procedures; and

(iv)
if provided for in such procedures, such Written Direction of the Corporation may authorize certification and delivery pursuant to oral or electronic instructions from the Corporation which oral or electronic instructions shall be promptly confirmed in writing;

(c)
an opinion of Counsel, in form and substance satisfactory to the Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture and by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d)
an Officer's Certificate certifying that the Corporation is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 15.5), have been complied with subject to the delivery of any documents or instruments specified in such Officer's Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.6	Issue of Global Debentures

(a)
The Corporation may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Trustee at the time of issue of such Debentures, and in such event the Corporation shall execute and the Trustee shall certify and deliver one or more Global Debentures that shall:

(i)	represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii)	be delivered by the Trustee to such Depository or pursuant to such Depository's instructions; and

(iii)	bear a legend substantially to the following effect:

"THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE DATED AS OF THE 23RD DAY OF MARCH, 2011 BETWEEN BRIGUS GOLD CORP. AND COMPUTERSHARE TRUST COMPANY OF CANADA (THE "INDENTURE"). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO BRIGUS GOLD CORP. (THE "ISSUER"), ITS SUCCESSOR OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

(b)
Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7	Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of the Corporation, on behalf of the Corporation, holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.8	Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Trustee substantially in the forms set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certificate of the Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

2.9	Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Trustee, the Corporation may issue and the Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Corporation may execute and the Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation and the Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Corporation or the Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10	Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11	Concerning Interest

(a)
Except as may otherwise be provided in this Indenture or in any supplemental indenture or in a Written Direction of the Corporation in respect of a series of Debentures and subject to Section 2.4(c) with respect to the calculation of interest in respect of the initial interest payment to be paid on the Initial Debentures, all Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to and excluding the next Interest Payment Date. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days lapsed in the relevant interest period. Interest payable in a calendar year shall be payable semi-annually in arrears. Interest on all Debentures issued hereunder shall cease to accrue on, but not including, the Maturity Date, Redemption Date or Date of Conversion, as applicable, for such Debentures, unless, upon due presentation, payment of principal or delivery of amounts, securities or other property payable or deliverable hereunder and payment of any accrued and unpaid interest or other amounts payable hereunder is improperly withheld or refused.

(b)
Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis on a 360-day year composed of twelve 30-day months. Subject to Section 2.4(c) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12	Debentures to Rank Pari Passu

The Debentures will be direct senior unsecured obligations of the Corporation. Each Debenture will rank pari passu with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions and applicable law, with all other present and future senior unsecured indebtedness of the Corporation, except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Corporation.  The payment of the principal of and interest on the Debentures is expressly subordinate to the prior payment in full of the Secured Indebtedness to the extent and in the manner hereinafter set forth in Article 5.

2.13	Payments of Amounts Due on Maturity

Except as may otherwise be provided herein or in any supplemental indenture in respect of any series of Debentures and subject to Section 4.10, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Corporation will establish and maintain with the Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Corporation will deliver to the Trustee a certified cheque, wire transfer or by other means acceptable to the Trustee for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted or withheld), provided the Corporation may elect to satisfy this requirement by providing the Trustee with one or more certified cheques, or with funds by electronic transfer, for such amounts required under this Section 2.13 post-dated to the applicable Maturity Date. The Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on a Debenture, upon surrender of such Debenture at any branch of the Trustee designated for such purpose from time to time by the Corporation and the Trustee. The delivery of such funds to the Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted or withheld as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

2.14	Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(c) or ARTICLE V or specified in a resolution of the Board of Directors, an Officer's Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(a)
As interest becomes due on each Debenture (except, subject to certain exceptions set forth herein including in Section 2.4(c), at maturity, on conversion or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture) the Corporation, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

(b)
Notwithstanding Section 2.14(a), if a series of Debentures or any portion thereof is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer or certified cheque made payable to the Depository or its nominee on the day interest is payable for subsequent payment to Beneficial Holders of the applicable Global Debenture, unless the Corporation and the Depository otherwise agree. None of the Corporation, the Trustee or any agent of the Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.15	Withholding Tax

The Corporation or the Trustee, on behalf of the Corporation, will be entitled to deduct and withhold any applicable taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of the Canadian government or of any province or territory thereof or any authority or agency therein or thereof having power to tax, including pursuant to the Tax Act, from any payment to be made on or in connection with the Debentures and, provided that the Corporation forthwith remits such withheld amount to such government, authority or agency and files all required forms in respect thereof and, at the same time, provides copies of such remittance and filing to the Trustee and/or the relevant Debentureholder, as applicable, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation's obligations under the Debentures and there is no obligation on the Corporation to gross-up amounts paid to a holder in respect of such deductions or withholdings. The Corporation shall provide the Trustee and/or the relevant Debentureholder, as applicable, with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of such forms received from such government, authority or agency promptly after receipt thereof.

The Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, state, local or foreign tax law. The Trustee shall at all times be indemnified and held harmless by the Corporation from and against any personal liabilities of the Trustee incurred in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act, unless the failure is caused by the negligence, bad faith or misconduct of the Trustee. This indemnification shall survive the resignation or removal of the Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

ARTICLE III
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully Registered Debentures

(a)
With respect to each series of Debentures issuable as Fully Registered Debentures, the Corporation shall cause to be kept by and at the principal office of the Trustee in Halifax, Nova Scotia and Toronto, Ontario and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b)
No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Trustee and upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe, or unless the name of the transferee shall have been noted on the Debenture by the Trustee or other registrar.

3.2	Global Debentures

(a)
With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Corporation shall cause to be kept by and at the principal offices of the Trustee in Halifax, Nova Scotia and Toronto, Ontario and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b)
Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in a resolution of the trustee, a resolution of the Board of Directors, Officer's Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i)
Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)
Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified the Trustee, or the Corporation has notified the Trustee, that the Depository is unwilling or unable to continue as Depository for such Global Debentures, or (ii) the Depository ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer the Corporation has not appointed a successor Depository for such Global Debentures;

(iii)
Global Debentures may be transferred at any time after the Corporation has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Trustee in writing;

(iv)
Global Debentures may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depository Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 8.3;

(v)	Global Debentures may be transferred if required by applicable law; or

(vi)	Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c)	With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i)
the Corporation and the Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii)
the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii)	the Depository will make book-entry transfers among the Depository Participants; and

(iv)
whenever this Indenture requires or permits actions to be taken based upon instruction or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participants, and has delivered such instructions to the Trustee.

(d)
Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to a series of Debentures issued hereunder, the Trustee shall notify all applicable Depositary Participants and Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this ARTICLE III.

3.3	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.4	No Notice of Trusts

Neither the Corporation nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5	Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall, during regular business hours of the Trustee, be open for inspection by the Corporation, the Trustee or any Debentureholder. Every registrar, including the Trustee, shall from time to time when requested so to do by the Corporation or by the Trustee, in writing, furnish the Corporation or the Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6	Exchanges of Debentures

(a)
Subject to Sections 3.7 and 3.8, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)
In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal offices of the Trustee in the cities of Halifax, Nova Scotia and Toronto, Ontario or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Corporation with the approval of the Trustee. Any Debentures tendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c)
Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7	Restrictions on Transfer of U.S. Debentures Under U.S. Securities Laws

(a)
Neither the Debentures nor the Common Shares issuable upon conversion thereof or in connection therewith (including upon redemption, maturity or a Change of Control) have been or will be registered under the U.S. Securities Act or under any United States state securities laws. The U.S. Debentures and any Common Shares issuable upon conversion thereof or in connection therewith (including upon redemption, maturity or a Change of Control) (the "U.S. Common Shares") may be offered, sold or otherwise transferred only, (i) to the Corporation, (ii) outside the United States in accordance with Rule 904, or (iii) within the United States in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer (as such term is defined in Rule 144A) that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in each case in compliance with any applicable state securities laws in the United States or securities laws of any other applicable jurisdictions.

(b)
Each U.S. Debenture and any certificate issued in exchange or substitution therefor shall bear the following legend (the "U.S. Debenture Legend") until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THIS SECURITY AND THE COMMON SHARES (I) ISSUABLE UPON THE CONVERSION OF THIS SECURITY AND (II) ISSUABLE UPON (A) THE CORPORATION'S ELECTION TO ISSUE COMMON SHARES TO THE HOLDER HEREOF IN LIEU OF PAYMENT OF PRINCIPAL UPON REDEMPTION OR MATURITY OF THIS SECURITY, (B) A CHANGE OF CONTROL OF THE CORPORATION AND (C) THE CORPORATION'S ELECTION TO PAY INTEREST TO THE HOLDER HEREOF IN COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF THE CORPORATION THAT THIS SECURITY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES OR SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTIONS.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE CORPORATION'S TRUSTEE UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE CORPORATION'S TRUSTEE AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THIS SECURITY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.  THE CORPORATION'S TRUSTEE MAY ALSO REQUIRE AN OPINION OF COUNSEL IN CONNECTION WITH ANY OFFER, SALE OR TRANSFER OF THIS SECURITY BY THE HOLDER HEREOF."

and each U.S. Common Share and any certificate issued in exchange or substitution therefor shall bear the following legend (the "U.S. Common Share Legend") until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY U.S. STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF THE CORPORATION THAT THIS SECURITY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES OR SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTIONS.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE CORPORATION'S TRUSTEE UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE CORPORATION'S TRUSTEE AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THIS SECURITY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.  THE CORPORATION'S TRUSTEE MAY ALSO REQUIRE AN OPINION OF COUNSEL IN CONNECTION WITH ANY OFFER, SALE OR TRANSFER OF THIS SECURITY BY THE HOLDER HEREOF."

provided, that if U.S. Debentures or U.S. Common Shares are being sold outside the United States in accordance with Rule 904 and in compliance with applicable local laws and regulations, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of such sale, the legend may be removed by providing a declaration to the Trustee to the effect set forth in Annex 1 to Schedule "E" hereto (or as the Corporation may prescribe from time to time) together with such other documentation that the Corporation and the Trustee may prescribe including, but not limited to, an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Corporation and the Trustee to the effect that the sale of the U.S. Debentures or U.S. Common Shares, as applicable, is being made in compliance with Rule 904; and provided further, that, if any such securities are being sold within the United States in compliance with the exemption from registration under Rule 144 and in compliance with applicable state laws and regulations, the legend may be removed by delivery to the Trustee and the Corporation of an opinion of counsel, of recognized standing in form and substance satisfactory to the Corporation and Trustee, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws. If a U.S. Debenture or U.S. Common Share, as applicable,  is tendered for transfer and bears the legend set forth above and the holder thereof has not obtained the prior written consent of the Corporation, the Trustee or registrar will not register such transfer unless the holder complies with the requirements of this section.

(c)
A holder of a U.S. Debenture may exchange such Debenture for a beneficial interest in a Global Debenture or transfer such U.S. Debenture to a Person who takes delivery thereof in the form of a beneficial interest in a Global Debenture only if:

(i)	such exchange or transfer is effected pursuant to an effective registration statement under the U.S. Securities Act;

(ii)
such exchange or transfer is (i) effected in accordance with Rule 904 and in compliance with applicable local laws and regulations and (ii) the restrictions on transfer contained herein and the U.S. Debenture Legend are not required in order to maintain compliance with the U.S. Securities Act;

(iii)
such exchange or transfer is (i) being effected pursuant to and in accordance with Rule 144 or 144A and in compliance with the transfer restrictions contained herein and any applicable securities laws, (ii) the restrictions on transfer contained herein and the U.S. Debenture Legend are not required in order to maintain compliance with the U.S. Securities Act, and (iii) the Corporation and the Trustee receive an opinion of counsel in form reasonably acceptable to the Corporation and the Trustee to the effect that such exchange or transfer is in compliance with the U.S. Securities Act; or

(iv)
such exchange or transfer is (i) being effected pursuant to and in compliance with an exemption from the registration requirements of the U.S. Securities Act, other than Rule 144, Rule 144A or Rule 904, and in compliance with the transfer restrictions contained herein and any applicable securities laws, (ii) the restrictions on transfer contained herein and the U.S. Debenture Legend are not required in order to maintain compliance with the U.S. Securities Act, and (iii) the Corporation and the Trustee receive an opinion of counsel in form reasonably acceptable to the Corporation and the Trustee to the effect that such exchange or transfer is in compliance with the U.S. Securities Act.

3.8	Closing of Registers

(a)	Neither the Corporation nor the Trustee nor any registrar shall be required to:

(i)	make transfers or exchanges or convert any Fully Registered Debentures on any Interest Payment Date for such Debentures or during the five preceding Business Days;

(ii)	make transfers or exchanges of, or convert any Debentures on the day of any selection by the Trustee of Debentures to be redeemed or during the five preceding Business Days; or

(iii)	make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b)
Subject to any restriction herein provided, the Corporation with the approval of the Trustee may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Trustee in Halifax, Nova Scotia and Toronto, Ontario, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.9	Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)
for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c)	for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d)	for any exchange of any Debenture resulting from a partial redemption under Section 4.2;

(e)	for any exchange of any Debenture resulting from a partial conversion under Section 6.4(d); or

(f)	for any exchange of any Debenture resulting from a partial purchase under Section 2.4(k).

3.10	Ownership of Debentures

(a)
Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b)	Neither the Corporation nor the Trustee shall have any liability for:

(i)	any aspect of the records relating to the beneficial ownership of the Debentures held by a Depository or of the payments relating thereto; or

(ii)	maintaining, supervising or reviewing any such records relating to the Debentures.

The rules governing Depositories provide that they act as the agent and depository for Depository Participants. As a result, such Depository Participants must look solely to the Depository and Beneficial Holders of Debentures must look solely to the Depository Participants for the payment of principal and interest on the Debentures paid by or on behalf of the Corporation to the Depository.

(c)	Beneficial Holders of Debentures:

(i)	may not have Debenture certificates registered in their name;

(ii)	may not have physical certificates representing their interest in the Debentures;

(iii)	may not be able to sell the Debentures to institutions required by law to hold certificates for securities they own; and

(iv)	may be unable to pledge Debentures as security.

(d)
The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Trustee, any registrar and to the Corporation for the same and none shall be bound to inquire into the title of any such registered holder.

(e)
Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee, any registrar and to the Corporation.

(f)
In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to the Corporation.

ARTICLE IV
REDEMPTION AND PURCHASE OF DEBENTURES
AND CERTAIN PAYMENTS ON MATURITY

4.1	Applicability of Article

Subject to regulatory approval, Section 2.4(d) and ARTICLE V, the Corporation shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, either by payment of money, by issuance of Freely Tradable Common Shares as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof.

Subject to regulatory approval and ARTICLE V, the Corporation shall also have the right at its option to repay, either in whole or in part, on maturity, either by payment of money in accordance with Sections 2.13 and 4.11, by issuance of Freely Tradable Common Shares as provided in Sections 4.6 and 4.10, as applicable or any combination thereof, the principal amount of any Debentures issued hereunder of any series which by their terms are made so repayable on redemption or maturity (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof.

4.2	Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, or if a portion of the Debentures being redeemed are being redeemed for cash and a portion of such Debentures are being redeemed by the payment of Freely Tradable Common Shares pursuant to Section 4.6, the Debentures to be so redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of US$1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Trustee deems equitable, subject to compliance with Applicable Securities Legislation and to the approval of the TSX and the NYSE Amex or such other exchange on which the Debentures and/or Common Shares are then listed, as may be required from time to time. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is US$1,000 or a multiple thereof. For this purpose, the Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding that as a result thereof one or more of such Debentures may become subject to redemption in part only or for cash only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this ARTICLE IV shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3	Notice of Redemption

Notice of redemption (the "Redemption Notice") of any series of Debentures shall be given to the Trustee and the holders of the Debentures so to be redeemed not more than 60 days nor, subject to Section 4.6(b), less than 30 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price, the amount of accrued and unpaid interest up to but excluding the Redemption Date, and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b)
in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected pro rata or by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c)	in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and the Corporation; and

(d)	in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4	Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Common Shares to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

4.5	Deposit of Redemption Monies or Common Shares

Redemption of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, or certificates representing such Common Shares, or both as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Corporation may elect to satisfy this requirement by providing the Trustee with one or more certified cheques or wire transfer for such amounts required under this Section 4.5 post-dated to the Redemption Date or by providing the Trustee with such funds through electronic transfer of funds on the Business Day immediately prior to the Redemption Date. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption less applicable withholding taxes, if any.

4.6	Right to Repay Redemption Price in Common Shares

(a)
Subject to the receipt of any required regulatory approvals, the provisions governing any series of Debentures and the other provisions of this Section 4.6, the Corporation may, at its option, in exchange for or in lieu of paying the Redemption Price in money, elect to satisfy its obligation to pay all or any portion of the Redemption Price by issuing and delivering to holders on the Redemption Date that number of Freely Tradable Common Shares obtained by dividing the Redemption Price (or applicable portion thereof to be satisfied by the issuance and delivery of Freely Tradable Common Shares) by 95% of the then Current Market Price of the Common Shares on the Redemption Date (the "Common Share Redemption Right").

(b)
The Corporation shall exercise the Common Share Redemption Right by so specifying in the Redemption Notice which shall be delivered to the Trustee and the holders of Debentures to be so redeemed not more than 60 days and not less than 40 days prior to the Redemption Date in the manner provided in Sections 14.2 and 14.3. The Redemption Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Common Share Redemption Right in such notice.

(c)	The Corporation's right to exercise the Common Share Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i)
the issuance of the Common Shares on the exercise of the Common Share Redemption Right shall be made in accordance with Applicable Securities Legislation of the jurisdiction(s) in which the Common Shares are to be issued and such Common Shares shall be issued as Freely Tradable Common Shares in such jurisdiction(s);

(ii)	such additional Freely Tradable Common Shares shall be listed (or approved for listing) on each stock exchange on which the Common Shares are then listed;

(iii)	the Corporation shall be a reporting issuer or the equivalent in good standing under Applicable Securities Legislation where the distribution of such Freely Tradable Common Shares occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)
the Trustee shall have received an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each US$1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Redemption Date; and

(vi)
the Trustee shall have received an opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing or on a list of issuers in default issued or maintained by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where such certificates are not issued or lists are not maintained.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Corporation shall pay the Redemption Price in cash in accordance with Section 4.5 unless the Debentureholder waives the conditions which are not satisfied.

For greater certainty, if the foregoing conditions are met with respect to certain holders only, the Corporation will be entitled to exercise the Common Share Redemption Right in respect of such holders, and shall pay the principal amount of the Debentures of the other holders in cash as aforementioned.

(d)
In the event that the Corporation duly exercises its Common Share Redemption Right, the Corporation shall on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date, deliver to the Trustee, for delivery to and on account of the holders, upon presentation and surrender of the Debentures for payment on the Redemption Date, at any place where a register is maintained pursuant to ARTICLE III or any other place specified in the Redemption Notice, of certificates representing the Freely Tradable Common Shares to which such holders are entitled.

(e)
No fractional Freely Tradable Common Shares shall be delivered upon the exercise of the Common Share Redemption Right but, in lieu thereof, the Corporation shall pay to the Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less any tax required to be deducted, if any).

(f)
A holder shall be treated as the shareholder of record of the Freely Tradable Common Shares issued on due exercise by the Corporation of its Common Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including distributions and dividends in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)
The Corporation shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Corporation's Common Share Redemption Right as provided herein, and shall issue to Debentureholders to whom Freely Tradable Common Shares will be issued pursuant to exercise of the Common Share Redemption Right, such number of Freely Tradable Common Shares as shall be issuable in such event. All Freely Tradable Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)
The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradable Common Shares upon exercise of the Common Share Redemption Right and shall cause to be listed and posted for trading such Common Shares on each stock exchange on which the Common Shares are then listed.

(i)
The Corporation shall from time to time promptly pay, or make provision satisfactory to the Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradable Common Shares to holders upon exercise of the Common Share Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(j)
If the Corporation elects to satisfy its obligation to pay all or any portion of the Redemption Price by issuing Freely Tradable Common Shares in accordance with this Section 4.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, is insufficient to satisfy such withholding taxes, the Trustee, on the Written Direction of the Corporation but for the account of the holder, shall sell, or cause to be sold through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradable Common Shares issued by the Corporation for this purpose, such number of Freely Tradable Common Shares that together with the cash payment of the Redemption Price, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld or deducted, and the Trustee shall deduct or withhold such net proceeds and remit same on behalf of the Corporation to the appropriate governmental authority, as and when required within the period of time prescribed for this purpose under applicable laws. Any amounts of net proceeds (after payment of all costs) in excess of the amount required to cover applicable tax required by applicable law to be withheld or deducted will be remitted to the Debentureholder.

(k)
Interest accrued and unpaid on the Debentures on the Redemption Date will be paid, less applicable withholding taxes, if any, to holders of Debentures, in cash, in the manner contemplated in Section 2.14 subject to the ability of the Corporation to issue Shares as provided in ARTICLE X.

4.7	Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date so to surrender such holder's Debenture, or shall not within such time accept payment of the redemption monies payable, or take delivery of certificates representing such Common Shares issuable in respect thereof, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum or Common Shares so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery up of such holder's Debenture of the Redemption Price, as the case may be, of such Debenture, plus any accrued but unpaid interest thereon to but excluding the Redemption Date. In the event that any money, or certificates representing Common Shares, required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies or certificates representing Common Shares, together with any accumulated interest thereon or any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation on its demand, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Corporation, subject to any limitation period provided by the laws of Ontario. Notwithstanding the foregoing, the Trustee will pay any remaining funds prior to the expiry of six years after the Redemption Date to the Corporation upon receipt from the Corporation, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after the Redemption Date, the Corporation shall reimburse the Trustee for any amounts required to be paid by the Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Corporation but prior to six years after the redemption.

4.8	Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this ARTICLE IV shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution for those redeemed.

4.9	Purchase of Debentures by the Corporation

Subject to ARTICLE V, unless otherwise specifically provided with respect to a particular series of Debentures, the Corporation may, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price provided, however, that if an Event of Default has occurred and is continuing, the Corporation will not have the right to purchase Debentures by private contract. All Debentures so purchased may, at the option of the Corporation, be delivered to the Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee on a pro rata basis or in such other manner consented to by the TSX or such other exchange on which the Debentures are then listed which the Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10	Right to Repay Principal Amount in Common Shares

(a)
Subject to the receipt of any required regulatory approvals, the provisions governing any series of Debentures and the other provisions of this Section 4.10, the Corporation may, at its option, in exchange for or in lieu of repaying the Debentures in money, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the Debentures outstanding, by issuing and delivering to holders on the Maturity Date of such Debentures that number of Freely Tradable Common Shares obtained by dividing the principal amount of the Debentures (or applicable portion thereof to be satisfied by the issuance and delivery of Freely Tradable Common Shares) by 95% of the then Current Market Price of the Common Shares on the Maturity Date (the "Common Share Repayment Right").

(b)
The Corporation shall exercise the Common Share Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Maturity Date, and which shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Common Share Repayment Right on the Maturity Date.

(c)	The Corporation's right to exercise the Common Share Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i)
the issuance of the Common Shares on the exercise of the Common Share Repayment Right shall be made in accordance with Applicable Securities Legislation of the jurisdiction(s) in which such Common Shares are to be issued and such Common Shares shall be issued as Freely Tradable Common Shares in such jurisdiction(s);

(ii)	such additional Freely Tradable Common Shares shall be listed on each stock exchange on which the Common Shares are then listed;

(iii)	the Corporation shall be a reporting issuer or the equivalent in good standing under Applicable Securities Legislation where the distribution of such Freely Tradable Common Shares occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)
the Trustee shall have received an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each US$1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Maturity Date; and

(vi)
the Trustee shall have received an opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing or on a list of issuers in default issued or maintained by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where such certificates are not issued or lists are not maintained.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Corporation shall pay the principal amount of the Debentures outstanding in cash in accordance with Sections 2.13 and 4.11, unless the Debentureholder waives the conditions which are not satisfied. For greater certainty, if the foregoing conditions are met with respect to certain holders only, the Corporation will be entitled to exercise the Common Share Repayment Right in respect of such holders, and shall pay the principal amount of the Debentures of the other holders in cash as aforementioned.

(d)
In the event that the Corporation duly exercises its Common Share Repayment Right, the Corporation shall on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Maturity Date deliver to the Trustee for delivery to and on account of the holders, upon presentation and surrender of the Debentures for payment on the Maturity Date, at any place where a register is maintained pursuant to ARTICLE III or any other place specified in the Maturity Notice, of certificates representing the Freely Tradable Common Shares to which such holders are entitled. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with the Common Share Repayment Right. Every such deposit shall be irrevocable. From the certificates so deposited in addition to amounts payable by the Trustee pursuant to Sections 2.13 and 4.11, the Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of and premium (if any) on the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled. The delivery of such certificates to the Trustee will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any Common Shares sold to pay applicable taxes in accordance with this Section 4.10) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e)
No fractional Freely Tradable Common Shares shall be delivered upon the exercise of the Common Share Repayment Right but, in lieu thereof, the Corporation shall pay to the Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date (less any tax required to be deducted, if any).

(f)
A holder shall be treated as the shareholder of record of the Freely Tradable Common Shares issued on due exercise by the Corporation of its Common Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including distributions and dividends in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)
The Corporation shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Common Share Repayment Right as provided herein, and shall issue to Debentureholders to whom Freely Tradable Common Shares will be issued pursuant to exercise of the Common Share Repayment Right, such number of Freely Tradable Common Shares as shall be issuable in such event. All Freely Tradable Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)
The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradable Common Shares upon exercise of the Common Share Repayment Right and shall cause to be listed and posted for trading such Freely Tradable Common Shares on each stock exchange on which the Common Shares are then listed.

(i)
The Corporation shall from time to time promptly pay, or make provision satisfactory to the Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradable Common Shares to holders upon exercise of the Common Share Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j)
If the Corporation elects to satisfy its obligation to pay all or any portion of the principal amount of Debentures due on maturity by issuing Freely Tradable Common Shares in accordance with this Section 4.10 and if the amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the amount due on maturity, if any, is insufficient to satisfy such withholding taxes, the Trustee, on the Written Direction of the Corporation but for the account of the holder, shall sell, or cause to be sold, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradable Common Shares issued by the Corporation for this purpose, such number of Freely Tradable Common Shares that together with the cash component of the amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld or deducted, and the Trustee shall deduct or withhold such net proceeds and remit same on behalf of the Corporation to the appropriate governmental authority, as and when required within the period of time prescribed for this purpose under applicable laws. Any amounts of net proceeds (after payment of all costs) in excess of the amount required to cover applicable tax required by applicable law to be withheld or deducted will be remitted to the Debentureholder.

(k)	Interest accrued and unpaid on the Debentures on the Maturity Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 2.14.

4.11	Deposit of Maturity Monies

Subject to Section 4.10, payment on maturity of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Maturity Date such sums of money and/or Common Shares as may be sufficient to pay the principal amount of the Debentures, together with a sum of money sufficient to pay all accrued and unpaid interest thereon up to but excluding the Maturity Date, provided the Corporation may elect to satisfy this requirement by providing the Trustee with one or more certified cheques or with funds by electronic transfer, for such amounts required under this Section 4.11. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection therewith. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Debentures, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on maturity.

ARTICLE V
SUBORDINATION OF DEBENTURES

5.1	Applicability of Article

The indebtedness, liabilities and obligations of the Corporation evidenced by Debentures issued hereunder of any series which by their terms are subordinate, including on account of principal, premium, if any, interest or otherwise, but, subject to Section 5.5, excluding the issuance of Common Shares or other securities upon any conversion pursuant to ARTICLE VI, upon any redemption pursuant to ARTICLE IV, or at maturity pursuant to ARTICLE IV (collectively, the "Debenture Liabilities"), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this ARTICLE V and in Section 2.4(e), to the full and final payment of all Secured Indebtedness, and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this ARTICLE V.

5.2	Order of Payment

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Corporation, or to its property or assets, whether voluntary or involuntary, partial or complete, or in the event of any proceedings for voluntary liquidation, dissolution or voluntary winding-up of the Corporation, whether or not involving insolvency or bankruptcy, and whether voluntary or involuntary, partial or complete, or any marshalling of the assets and liabilities of the Corporation:

(a)
all Secured Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of the principal of or interest on the Indebtedness evidenced by the Debentures;

(b)
any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the holders of the Debentures or the Trustee on behalf of such holders would be entitled except for the provisions of this ARTICLE V, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Secured Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Secured Indebtedness may have been issued, to the extent necessary to pay all Secured Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Secured Indebtedness; and

(c)
the holders of Secured Indebtedness or a receiver or a receiver-manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation's assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Trustee or any requirement to account to the Trustee or the Debentureholders.

The rights and priority of the Secured Indebtedness and the subordination pursuant hereto shall not be affected by:

(i)
the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of any security securing the Secured Indebtedness (the "Senior Security");

(ii)	the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(iii)	the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(iv)
the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the holders of Secured Indebtedness, or any of them or the Debentureholders or any of them to any money or property of the Corporation;

(v)	the failure to exercise any power or remedy reserved to the holders of Secured Indebtedness under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vi)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(vii)	the date of giving or failing to give notice to or making demand upon the Corporation; or

(viii)	any other matter whatsoever.

5.3	Subrogation to Rights of Holders of Secured Indebtedness

Subject to the prior payment in full of all Secured Indebtedness, the rights of the holders of the Debentures shall be subrogated to the rights of the holders of Secured Indebtedness to receive payments or distributions of assets of the Corporation applicable to the Secured Indebtedness, to the extent of the application thereto of such payments or other assets which would have been received by the holders of the Debentures but for the provisions hereof until the principal of, premium, if any, and interest on the Debentures shall be paid in full, and no such payments or distributions to the holders of the Debentures of cash, property or securities, which otherwise would be payable or distributable to the holders of the Secured Indebtedness, shall, as between the Corporation, its creditors other than the holders of Secured Indebtedness, and the holders of Debentures, be deemed to be a payment by the Corporation to the holders of the Secured Indebtedness or on account of the Secured Indebtedness, it being understood that the provisions of this ARTICLE V are and are intended solely for the purpose of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of Secured Indebtedness, on the other hand.

5.4	Obligation to Pay Not Impaired

Nothing contained in this ARTICLE V or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation, its creditors other than the holders of Secured Indebtedness, and the holders of the Debentures, the obligation of the Corporation, which is absolute and unconditional, to pay to the holders of the Debentures the principal of, premium, if any, and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Debentures and creditors of the Corporation other than the holders of the Secured Indebtedness, nor shall anything herein or therein prevent the Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this ARTICLE V of the holders of Secured Indebtedness in respect of cash, property or securities of the Corporation received upon the exercise of any such remedy.

5.5	No Payment if Secured Indebtedness in Default

Upon the maturity of any Secured Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Secured Indebtedness, then, except as provided in Section 5.8, all principal of and interest on all such matured Secured Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities.

In case of a circumstance constituting a default or event of default with respect to any Secured Indebtedness, and during the continuance thereof, or upon the acceleration of the maturity of any Secured Indebtedness unless and until such default or event of default shall have been cured or waived or shall have ceased to exist or such acceleration has been rescinded or when a payment could reasonably be expected to cause a default or event of default under any Secured Indebtedness, no payment (by purchase of Debentures, conversion, repayment in shares or otherwise) shall be made by the Corporation (except as provided in Section 5.8) with respect to the Debenture Liabilities and neither the Trustee nor the holders of Debentures shall be entitled to demand, accelerate, institute proceedings for the collection of (which shall, for certainty include proceedings related to an adjudication or declaration as to the insolvency or bankruptcy of the Corporation and other similar creditor proceedings), or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default or event of default or acceleration (except as provided in Section 5.8), and unless and until such default or event of default shall have been cured or waived or shall have ceased to exist or such acceleration has been rescinded, such payments shall be held in trust for the benefit of, and, if and when such Secured Indebtedness shall have become due and payable, shall be paid over to, the holders of the Secured Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Secured Indebtedness remaining unpaid until all such Secured Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Secured Indebtedness; provided, however, that the foregoing shall in no way prohibit, restrict or prevent the Trustee from taking such actions as may be necessary to preserve claims of the Trustee and/or the holders of the Debentures under this Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against the Corporation or its Subsidiaries and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation or its Subsidiaries).

The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6	Payment on Debentures Permitted

Nothing contained in this ARTICLE V or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, where it is otherwise permitted to do so, at any time except as prohibited by Sections 5.2 or 5.5 any payment of principal of or, premium, if any, or interest on the Debentures. The fact that any such payment is prohibited by Sections 5.2 or 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this ARTICLE V, elsewhere in this Indenture or in any of the Debentures other than in the case of a continuing default or event of default under Secured Indebtedness or acceleration of Secured Indebtedness that has not been rescinded or where a payment could reasonably be expected to cause a default or event of default under any Secured Indebtedness, in which case Section 5.5 shall govern, shall prevent the conversion of the Debentures or, except as prohibited by Sections 5.2 or 5.5, the application by the Trustee of any monies deposited with the Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

5.7	Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this ARTICLE V and appoints the Trustee his attorney-in-fact for any and all such purposes. This power of attorney, being coupled with an interest and rights, shall be irrevocable. Upon request of the Corporation, and upon being furnished an Officer's Certificate stating that one or more named persons are Secured Creditors and specifying the amount and nature of the Secured Indebtedness of such Secured Creditor, the Trustee shall enter into a written agreement or agreements with the Corporation and the person or persons named in such Officer's Certificate providing that such person or persons are entitled to all the rights and benefits of this ARTICLE V as a Secured Creditor and for such other matters, such as an agreement not to amend the provisions of this ARTICLE V and the definitions herein, which prejudice the rights of the holders of Secured Indebtedness under this ARTICLE V without the consent of such Secured Creditor, or their representative or the trustee under any indenture under which any instruments evidencing any of such Secured Indebtedness may have been issued as the Secured Creditor may reasonably request. Such agreement shall be conclusive evidence that the indebtedness specified therein is Secured Indebtedness, however, nothing herein shall impair the rights of any Secured Creditor who has not entered into such an agreement.

5.8	Knowledge of Trustee

Notwithstanding the provisions of this ARTICLE V or any provision in this Indenture or in the Debentures contained, the Trustee will not be charged with knowledge of any Secured Indebtedness or of any default in the payment thereof, or of the existence of any Event of Default or any other fact that would prohibit the making of any payment of monies to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Corporation, any Debentureholder or any Secured Creditor or a trustee on behalf of any one or more Secured Creditors, and such notice to the Trustee shall be deemed to be notice to holders of the Debentures. The Trustee will notify holders of Debentures as soon as reasonably practicable of such notice.

5.9	Trustee May Hold Secured Indebtedness

The Trustee is entitled to all the rights set forth in this ARTICLE V with respect to any Secured Indebtedness at the time held by it, to the same extent as any other holder of Secured Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder.

5.10	Rights of Holders of Secured Indebtedness Not Impaired

No right of any present or future holder of any Secured Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11	Altering the Secured Indebtedness

The holders of the Secured Indebtedness have the right to extend, renew, modify or amend the terms of the Secured Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Debentureholders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders.

5.12	Additional Indebtedness

This Indenture does not restrict the Corporation or any of its Subsidiaries from incurring additional indebtedness for borrowed money or other obligations or liabilities (including Secured Indebtedness) or mortgaging, pledging or charging its properties to secure any indebtedness or obligations or liabilities.

5.13	Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Secured Indebtedness and the provisions of this ARTICLE V do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to ARTICLE VI provided that there is no continuing default or event of default under Secured Indebtedness or acceleration of Secured Indebtedness that has not been rescinded and provided that such conversion does not result in a payment that could reasonably be expected to cause a default or event of default under any Secured Indebtedness.

5.14	Invalidated Payments

In the event that any of the Secured Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Secured Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this ARTICLE V shall be reinstated and the provisions of this Article shall again be operative until all Secured Indebtedness is repaid in full, provided that such reinstatement shall not give the Secured Creditors any rights or recourses against the Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.15	Contesting Security

The Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Secured Indebtedness.

5.16	Obligations Created by ARTICLE V

The Corporation agrees, and each holder by its acceptance of a Debenture likewise agrees, that:

(a)
the provisions of this ARTICLE V are an inducement and consideration to each holder of Secured Indebtedness to give or continue credit to the Corporation, the Corporation's Subsidiaries or others or to acquire Secured Indebtedness;

(b)
each holder of Secured Indebtedness may accept the benefit of this ARTICLE V on the terms and conditions set forth in this ARTICLE V by giving or continuing credit to the Corporation, the Corporation's Subsidiaries or others or by acquiring or having outstanding as of the date hereof Secured Indebtedness, in each case without notice to the Debentureholders and without establishing actual reliance on this ARTICLE V; and

(c)
each obligation created by this ARTICLE V is created for the benefit of the holders of Secured Indebtedness and is irrevocable and shall be binding on the Corporation and each holder of a Debenture whether or not any confirmation described in Section 5.7 is requested, executed or delivered.

ARTICLE VI
CONVERSION OF DEBENTURES

6.1	Applicability of Article

Subject to ARTICLE V, any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Freely Tradable Common Shares or, if applicable, other securities or property of the Corporation, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture (including Sections 2.4(f), 2.4(l) and 3.7 hereof), in such Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 6.6.

For greater certainty, and notwithstanding anything else to the contrary in this Indenture, any share or other security issuable on the conversion of the Debentures in any circumstance shall qualify as a "prescribed security" for purposes of Section 6208 of the Regulations to the Tax Act.

6.2	Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Corporation, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

6.3	Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Corporation's offer, respectively.

6.4	Manner of Exercise of Right to Convert

(a)
The holder of a Debenture desiring to convert such Debenture in whole or in part into Freely Tradable Common Shares shall surrender such Debenture to the Trustee at either of its principal offices in the City of Halifax, Nova Scotia or the City of Toronto, Ontario together with the conversion notice attached hereto as Schedule D or any other written notice in a form satisfactory to the Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to convert such Debenture in accordance with the provisions of this ARTICLE VI; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Trustee shall be satisfied if the Trustee makes notation on the Global Debenture of the principal amount thereof so converted and the Trustee, acting reasonably, is provided with all other documentation which it may request. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 6.4(b)) as the holder of the number of Common Shares into which such Debenture is convertible in accordance with the provisions of this ARTICLE VI and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Common Shares and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e) hereof or in respect of fractional Common Shares as provided in Section 6.6.

(b)
For the purposes of this ARTICLE VI, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "Date of Conversion") on which it is so surrendered when the register of the Trustee is open and in accordance with the provisions of this ARTICLE VI or, in the case of a Global Debenture on the date which the Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Trustee at one of its offices specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the person or persons entitled to receive Common Shares shall be deemed to become the holder or holders of record of such Common Shares as at the date on which such registers are next reopened. A holder surrendering Debentures as aforementioned shall be treated as the shareholder of record of the Common Shares to be issued effective immediately before the close of business on the Date of Conversion, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (dividends or distributions in kind) thereon and arising as of such date, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(c)
Any part, being US$1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of US$1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(d)
The holder of any Debenture of which only a part is converted shall, upon the exercise of his right of conversion surrender such Debenture to the Trustee in accordance with Section 6.4(a), and the Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debentures of the principal amount thereof so converted.

(e)
The holder of a Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive accrued and unpaid interest in respect thereof from the date of the last Interest Payment Date up to but excluding the Date of Conversion (less applicable withholding taxes, if any), and the Common Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 6.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

(f)
In the event of a conversion of Debentures into Freely Tradable Common Shares where the holder is subject to withholding taxes, the Trustee, on a Written Direction of the Corporation but for the account of the holder, shall sell, or cause to be sold through the investment banks, brokers or dealers selected by the Corporation, and approved by the Trustee, out of the Freely Tradable Common Shares issued by the Corporation for this purpose, such number of Freely Tradable Common Shares that together with any cash payment in lieu of fractional Shares, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld or deducted, and the Trustee shall deduct or withhold such net proceeds and remit such amounts to the appropriate governmental authority, as and when required. Any amounts of net proceeds (after payment of all costs) in excess of the amount required to cover applicable tax required by applicable law to be withheld or deducted will be remitted to the Debentureholder.

6.5	Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)
If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution (other than the issue of Common Shares to holders of Common Shares who have elected to receive dividends or distributions in the form of Common Shares in lieu of cash dividends or cash distributions paid in the ordinary course on the Common Shares), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision, dividend or distribution, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Common Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Common Shares under subsections (c) and (d) of this Section 6.5.

(b)
If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the payment of a cash dividend or distribution to the holders of all or substantially all of the outstanding Common Shares, the Conversion Price shall be adjusted immediately after such record date so that it shall be equal to the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the denominator shall be the Current Market Price per Common Share on such record date and of which the numerator shall be the Current Market Price per Common Share on such record date minus the amount in cash per Common Share distributed to holders of Common Shares. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such cash dividend or distribution is not paid, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed.

(c)
If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(d)
If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement, binding share exchange, merger of the Corporation with or into any other Person or other entity or acquisition of the Corporation or other combination pursuant to which the Common Shares are converted into or acquired for cash, securities or other property; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person (other than a direct or indirect wholly-owned subsidiary of the Corporation) or other entity or a liquidation, dissolution or winding-up of the Corporation, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, such number of shares or other securities or property of the Corporation or of the Person or other entity resulting from such merger, amalgamation, arrangement, acquisition, combination or consolidation, or to which such sale or conveyance may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the Board of Directors, to give effect to or to evidence the provisions of this Section 6.5(d), the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of ARTICLE XVI. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, share exchanges, acquisitions, combinations, sales or conveyances and to any successive liquidation or winding up or other similar transaction. For greater certainty, nothing in this Section 6.5(d) shall affect or reduce the requirement for any Person to make a Change of Control Purchase Offer or to pay the Make Whole Premium in accordance with Section 2.4, and notice of any transaction to which this Section 6.5(d) applies shall be given in accordance with Section 6.10.

(e)
If the Corporation shall make a distribution to all holders of Common Shares of shares in the capital of the Corporation, other than Common Shares, or evidences of indebtedness or other assets of the Corporation, including securities (but excluding (x) any issuance of rights or warrants for which any adjustment was made pursuant to Section 6.5(c), and (y) any dividend or distribution paid exclusively in cash) (the "Distributed Securities"), then in each such case (unless the Corporation distributes such Distributed Securities to the holders of Debentures on such dividend or distribution date (as if each holder had converted such Debenture into Common Shares immediately preceding the record date with respect to such distribution)) the Conversion Price in effect immediately preceding the record date fixed for the determination of shareholders entitled to receive such dividend or distribution shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately preceding such record date by a fraction of which the denominator shall be the Current Market Price per Common Share on such record date and of which the numerator shall be the Current Market Price per Common Share on such record date less the fair market value (as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value, subject to approval by the TSX and the NYSE Amex and which shall be evidenced by an Officer's Certificate delivered to the Trustee) on such record date of the portion of the Distributed Securities so distributed applicable to one Common Share (determined on the basis of the number of Common Shares outstanding at the close of business on such record date). Such adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution. In the event that such dividend or distribution is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

Article 9If the then fair market value (as so determined) of the portion of the Distributed Securities so distributed applicable to one Common Share is equal to or greater than the Current Market Price per Common Share on such record date, in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of a Debenture shall have the right to receive upon conversion the amount of Distributed Securities so distributed that such holder would have received had such holder converted each Debenture on such record date. If the Board of Directors determines the fair market value of any distribution for purposes of this clause (e) of Section 6.5 by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Common Shares.

Article 10Notwithstanding the foregoing, if the securities distributed by the Corporation to all holders of its Common Shares consist of capital stock of, or similar equity interests in, a Subsidiary or other business unit of the Corporation (the "Spinoff Securities"), the Conversion Price shall be adjusted, unless the Corporation makes an equivalent distribution to the holders of Debentures, so that the same shall be equal to the rate determined by multiplying the Conversion Price in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the denominator of which shall be the sum of (A) the volume weighted average trading price of one Common Share over the 20 consecutive trading day period (the "Spinoff Valuation Period") commencing on and including the fifth trading day after the date on which ex-dividend trading commences for such distribution on the TSX and the NYSE Amex, or such other national or regional exchange or market on which the Common Shares are then listed or quoted and (B) the product of (i) the volume weighted average trading price (calculated in substantially the same way as the Current Market Price is calculated for the Common Shares) over the Spinoff Valuation Period of the Spinoff Securities or, if no such prices are available, the fair market value of the Spinoff Securities as reasonably determined by the Board of Directors (which determination shall be conclusive and shall be evidenced by an Officer's Certificate delivered to the Trustee) multiplied by (ii) the number of Spinoff Securities distributed in respect of one Common Share and the numerator of which shall be the volume weighted average trading price of one Common Share over the Spinoff Valuation Period, such adjustment to become effective immediately preceding the opening of business on the 25th trading day after the date on which ex-dividend trading commences; provided, however, that the Corporation may in lieu of the foregoing adjustment elect to make adequate provision so that each holder of Debentures shall have the right to receive upon conversion thereof the amount of such Spinoff Securities that such holder of Debentures would have received if such Debentures had been converted on the record date with respect to such distribution.

(f)
If any issuer bid made by the Corporation or any of its Subsidiaries for all or any portion of Common Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Common Share having a fair market value (determined as provided below) that exceeds the Current Market Price per Common Share on the last date (the "Expiration Date") tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the "Expiration Time"), the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the denominator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer's Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Common Shares validly tendered and not withdrawn as of the Expiration Time (the Common Shares deemed so accepted, up to any such maximum, being referred to as the "Purchased Common Shares") and (B) the product of the number of Common Shares outstanding (less any Purchased Common Shares and excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time and the Current Market Price per Common Share on the Expiration Date and (ii) the numerator of which shall be the product of the number of Common Shares outstanding (including Purchased Common Shares but excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time multiplied by the Current Market Price per Common Share on the Expiration Date, such increase to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that the Corporation is obligated to purchase Common Shares pursuant to any such issuer bid, but the Corporation is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would have been in effect based upon the number of Common Shares actually purchased, if any. If the application of this Section 6.5(f) to any issuer bid would result in a decrease in the Conversion Price, no adjustment shall be made for such issuer bid under this Section 6.5(f).

Article 11For purposes of this Section 6.5(f), the term "issuer bid" shall mean an issuer bid under Applicable Securities Legislation or a take-over bid under Applicable Securities Legislation by a Subsidiary of the Corporation for the Common Shares and all references to "purchases" of Common Shares in issuer bids (and all similar references) shall mean and include the purchase of Common Shares in issuer bids and all references to "tendered Common Shares" (and all similar references) shall mean and include Common Shares tendered in issuer bids.

(g)
In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(g), have become the holder of record of such additional Common Shares pursuant to Section 6.4(b).

(h)
The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(i)	For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of the Corporation shall not be counted.

(j)
In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee, and the Debentureholders absent manifest error.

(k)
In case the Corporation shall take any action affecting the Common Shares other than action described in this Section 6.5, which in the opinion of the Board of Directors, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the Board of Directors, subject to the prior written consent of the TSX and the NYSE Amex or such other exchange on which the Debentures and/or Common Shares are then listed, as the Board of Directors, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(l)
Subject to the prior written consent of the TSX and the NYSE Amex or such other exchange on which the Debentures and/or Common Shares are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b), 6.5(c), 6.5(e) or 6.5(f) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(m)
Except as stated above in this Section 6.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Common Shares at less than the Current Market Price for such Common Shares on the date of issuance or the then applicable Conversion Price.

6.6          No Requirement to Issue Fractional Common Shares

The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures pursuant to this Article or otherwise hereunder. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price on the Date of the Conversion of such fractional interest (less applicable withholding taxes, if any).

6.7          Corporation to Reserve Common Shares

The Corporation covenants with the Trustee that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue upon conversion of Debentures as provided in this ARTICLE VI, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Trustee that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

6.8          Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and no Debenture shall be issued in substitution for those converted.

6.9          Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer's Certificate to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under this Section 6.9 covering all the relevant facts in respect of such event and if the Trustee approves, no such notice need be given under this Section 6.9.

6.10        Notice of Special Matters

The Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 6.5(a), (b), (c) or (e) (other than the subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

In addition, the Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 14.2, at least 30 days prior to the (i) effective date of any transaction referred to in Section 6.5(d) stating the consideration into which the Debentures will be convertible after the effective date of such transaction, and (ii) Expiration Date of any transaction referred to in Section 6.5(f) stating the consideration paid per Common Share in such transaction.

6.11        Protection of Trustee

Subject to Section 15.3, the Trustee:

(a)
shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture;

(c)
shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this ARTICLE VI; and

(d)	shall be entitled to act and rely on any adjustment calculation of the Corporation.

6.12        Payment of Cash in Lieu of Common Shares

Upon conversion of the Debentures, in lieu of delivering Common Shares, the Corporation may elect to pay the holder of the Debenture cash at the option of the Corporation (the "Cash Conversion Option"). If the Corporation elects, in its sole discretion, to settle the conversion obligation in cash, settlement amounts will be computed by paying cash to the converting holder of Debentures in an amount equal to the sum of the Daily Conversion Values for each of the 10 consecutive trading days during the related Observation Period.

"Daily Conversion Value" means, for each of the 10 consecutive trading days during the Observation Period, one-tenth (1/10th) of the product of (i) the Conversion Rate on such day and (ii) the Daily VWAP of the Common Shares on such trading day.

"Daily VWAP" means the volume-weighted average price of the Common Shares on the NYSE Amex in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day. If the Common Shares are not listed on the NYSE Amex, reference shall be made for the purpose of the above calculation to the principal securities exchange or market on which the Common Shares are listed or quoted or if no such prices are available, "Daily VWAP" shall be the fair value of a Common Share as reasonably determined by the Board of Directors.

"Observation Period" shall be defined as, in respect of any Debentures to which a Cash Conversion Option applies: (A) for conversions that occur on or after the 12th trading day prior to the Maturity Date, the 10 consecutive trading day period beginning on, and including, the 12th trading day preceding the Maturity Date; and (B) in all other cases, the 10 consecutive trading day period beginning on, and including, the third trading day after the related conversion date.

Pursuant to the Cash Conversion Option, the Corporation will pay cash to the converting holder of Debentures no later than the third Business Day following the last day of the related Observation Period.

Notwithstanding any election by the Corporation to invoke or suspend the Cash Conversion Option or any election by a holder of Debentures to convert Debentures into Common Shares, the Cash Conversion Option shall be immediately suspended if and for so long as any default, event of default or acceleration has occurred and is continuing under any of the Secured Indebtedness or if the payment of such Cash Conversion Option would reasonably be expected to result in such a default or event of default.

ARTICLE VII
COVENANTS OF THE CORPORATION

7.1          To Pay Principal, Premium (if any) and Interest

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium (if any) and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2          To Pay Trustee's Remuneration

The Corporation will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in connection with the execution of the trusts hereby created and such monies including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to payment of any principal of the Debentures or interest or premium thereon. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3          To Give Notice of Default

The Corporation shall notify the Trustee immediately upon obtaining knowledge of any Event of Default hereunder.

7.4          Preservation of Existence, Etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses and activities in accordance with past business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries' respective existences and rights.

7.5          Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

7.6          Performance of Covenants by Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but (subject to Sections 8.2 and 15.3) shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder.

7.7          Maintain Listing

The Corporation will use reasonable commercial efforts to ensure that the Common Shares and the Initial Debentures are listed and posted for trading on the TSX, to maintain such listing and posting for trading of the Common Shares and the Initial Debentures on the TSX, and to maintain the Corporation's status as a "reporting issuer" not in default of the requirements of the Applicable Securities Legislation; provided that the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which ARTICLE XI would apply if carried out in compliance with ARTICLE XI even if as a result of such transaction the Corporation ceases to be a "reporting issuer" in all or any of the provinces of Canada or the Common Shares or Debentures cease to be listed on the TSX or any other stock exchange.

7.8          Annual Certificate of Compliance

The Corporation shall deliver to the Trustee, within 120 days after the end of each calendar year or upon reasonable request by the Trustee, an Officer's Certificate as to the knowledge of such officers of the Corporation who execute the Officer's Certificate of the Corporation's compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

7.9          SEC Notice

The Corporation covenants that in the event that it shall cease to file as a "foreign issuer" with the U.S. Securities and Exchange Commission, the Corporation shall promptly deliver to the Trustee an Officer's Certificate (in a form approved by the Trustee acting reasonably) certifying such status and other information as the Trustee may reasonably require at such given time.

7.10        No Dividends on Common Shares if Event of Default

The Corporation shall not declare or pay any dividend to the holders of its issued and outstanding Common Shares after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

ARTICLE VIII
DEFAULT

8.1          Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an "Event of Default":

(a)	failure for 10 days to pay interest on the Debentures when due;

(b)
failure to pay principal or premium (whether by way of payment of cash or delivery of Common Shares or other securities or property or a combination thereof), if any, when due on the Debentures whether at maturity or upon redemption by declaration or otherwise;

(c)	failure to deliver the Change of Control Notice and the Change of Control Purchase Offer as contemplated in Section 2.4(k);

(d)
default in the delivery, when due, of all cash and any Common Shares or other consideration, including any Make Whole Premium, payable on conversion with respect to the Debentures, which default continues for 15 days;

(e)
default in the observance or performance of any material covenant or condition of the Indenture by the Corporation which remains unremedied (or is not waived) for a period of 30 days after notice in writing has been given by the Trustee specifying such default and requiring the Corporation to rectify such default or obtain a waiver for same;

(f)
if a decree or order of a Court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(g)
if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(h)
if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed, or

(i)
if, after the date of this Indenture, any proceedings are taken by the Corporation with respect to the Corporation with respect to a compromise or arrangement, with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction,

Article 12then in each and every such event listed above, the Trustee may, in its discretion, but subject to the provisions of this Section, and shall, upon prior funding and indemnity and receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding (or if the Event of Default shall exist only in respect of one or more series of the Debentures then outstanding, then upon prior funding and indemnity and receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures of such series then outstanding), subject to the provisions of Section 8.3, by notice in writing to the Corporation declare the principal of and interest and premium, if any, on all Debentures then outstanding (or, as the case may be, on all Debentures of such series outstanding) and all other monies outstanding hereunder to be due and payable and the same shall thereupon forthwith become immediately due and payable to the Trustee, and the Corporation shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and premium, if any, and interest on amounts in default on such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Corporation, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Corporation on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest, premium, if any, and such other monies from the date of such declaration or event until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 8.6.

Article 13For greater certainty, for the purposes of this Section 8.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 8.1 refer to Debentures of that particular series.

Article 14For purposes of this ARTICLE VIII, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 8.1, then this ARTICLE VIII shall apply mutatis mutandis to the Debentures of such series and references in this ARTICLE VIII to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

8.2          Notice of Events of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

When notice of the occurrence of an Event of Default has been given to the Debentureholders and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debentureholders within 15 days after the Trustee becomes aware the Event of Default has been cured.

8.3          Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)
the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8.1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non-observance or non-performance by the Corporation of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b)
the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4          Enforcement by the Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5          No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity; and (e) no direction inconsistent with such request has been received by the Trustee from holders of a majority in principal amount of the Debentures and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6          Application of Monies by Trustee

(a)
Except as herein otherwise expressly provided, any monies received by the Trustee from the Corporation pursuant to the foregoing provisions of this ARTICLE VIII, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose, as follows:

(i)
first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)
second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to (and in the case of applicable withholding taxes, if any, on behalf of) the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

Article 15provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium (if any) or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b)
The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 8.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.7          Notice of Payment by Trustee

Not less than 15 days notice shall be given in the manner provided in Section 14.2 by the Trustee to the Debentureholders of any payment to be made under this ARTICLE VIII. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8          Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this ARTICLE VIII is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Trustee shall deem sufficient.

8.9          Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

8.10        Immunity of Directors, Officers and Others

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director or employee of the Corporation or holder of Common Shares or of any successor thereto, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.

8.11        Subordination

For greater certainty, this Article 8 and the rights and obligations thereunder are subject to the terms and provisions of Article 5.

ARTICLE IX
SATISFACTION AND DISCHARGE

9.1          Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2          Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal of, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Trustee and direct it to set aside; or

(b)
in respect of monies or Common Shares in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the monies or Common Shares, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal of, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Common Shares, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Common Shares, if applicable (less applicable withholding taxes, if any) so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3          Repayment of Unclaimed Monies or Common Shares

Subject to applicable law, any monies or Common Shares, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years after the date of such setting aside shall be repaid and delivered to the Corporation by the Trustee and thereupon the Trustee shall be released from all further liability with respect to such monies or Common Shares, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Common Shares, if applicable, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies or Common Shares, if applicable, from the Corporation subject to any limitation provided by the laws of the Province of Ontario. Notwithstanding the foregoing, the Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 9.2 to the Corporation upon receipt from the Corporation, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds as security for the Corporation's continuing obligations hereunder, including the payments of any amounts due to holders of Debentures. If the remaining funds are paid to the Corporation prior to the expiry of six years after such setting aside, the Corporation shall reimburse the Trustee for any amounts so set aside which are required to be paid by the Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Corporation but prior to six years after such setting aside.

9.4          Discharge

The Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of, premium (if any) and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5          Satisfaction

(a)
The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable:

(i)
the Corporation has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Common Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal of, premium, if any, and interest, if any, to maturity, or any repayment date or Redemption Dates, or any Change of Control Purchase Date, or upon conversion or otherwise as the case may be, of such Debentures (including the maximum amount that may be payable as a Make Whole Premium);

(ii)	the Corporation has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A)
if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Common Shares, if applicable; or

(B)
if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Common Shares, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal of, premium, if any (including the maximum amount that may be payable as a Make Whole Premium) on, and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures; or

(iii)
all Debentures authenticated and delivered (other than (A) Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.9 and (B) Debentures for whose payment has been deposited in trust and thereafter repaid to the Corporation as provided hereunder) have been delivered to the Trustee for cancellation;

(iv)	so long as in any such event:

(v)
the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable or which may be payable (including the maximum amount that may be payable as a Make Whole Premium) with respect to all of such Debentures (together with all applicable expenses of the Trustee in connection with the payment of such Debentures); and

(vi)
the Corporation has delivered to the Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Article 16Any deposits with the Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Debentures being satisfied.

(b)
Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in ARTICLE II and ARTICLE IV and the provisions of ARTICLE I pertaining to ARTICLE II and ARTICLE IV) shall no longer be binding upon or applicable to the Corporation.

(c)	Any funds or obligations deposited with the Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)
If the Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Corporation has made any payment in respect of principal of, premium, if any, or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.

9.6          Continuance of Rights, Duties and Obligations

(a)
Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under ARTICLE II, ARTICLE IV and Article 6.

(b)
In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5 in respect of a series of Debentures (the "Defeased Debentures"), any holder of any of the Defeased Debentures from time to time converts its Debentures to Common Shares or other securities of the Corporation in accordance with Subsection 2.4(e) (in respect of Initial Debentures or the comparable provision of any other series of Debentures), ARTICLE VI or any other provision of this Indenture, the Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c)
In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5, the Corporation is required to make a Change of Control Purchase Offer to purchase any outstanding Debentures pursuant to Subsection 2.4(k) (in respect of Initial Debentures or the comparable provision of any other series of Debentures), in relation to Initial Debentures or to make an offer to purchase Debentures pursuant to any other similar provisions relating to any other series of Debentures, the Corporation shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 9.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the Total Offer Price payable to such holders in respect of such Change of Control Purchase Offer in respect of Initial Debentures (or the total offer price payable in respect of an offer relating to any other series of Debentures). Upon receipt of a Written Direction of the Corporation, the Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer to the Corporation (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE X
COMMON SHARE INTEREST PAYMENT ELECTION

10.1        Common Share Interest Payment Election

(a)
Provided that no Event of Default has occurred and is continuing under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Common Shares are then listed), the Corporation shall have the right, from time to time, to make a Common Share Interest Payment Election in respect of any Interest Obligation by delivering a Common Share Interest Payment Election Notice to the Trustee no later than the earlier of (i) the date required by applicable law or the rules of any stock exchange on which the Debentures or Common Shares are then listed, and (ii) the day which is 15 Business Days prior to the Interest Payment Date to which the Common Share Interest Payment Election relates.

(b)
Upon receipt of a Common Share Interest Payment Election Notice, the Trustee shall, in accordance with this ARTICLE X and such Common Share Interest Payment Election Notice, deliver Common Share Bid Requests to the investment banks, brokers or dealers identified by the Corporation, in its absolute discretion, in the Common Share Interest Payment Election Notice. In connection with the Common Share Interest Payment Election, the Trustee shall have the power to: (i) accept delivery of the Common Shares from the Corporation and process the Common Shares in accordance with the Common Share Interest Payment Election Notice and this ARTICLE X; (ii) accept bids with respect to, and consummate sales of, such Common Shares, on behalf of the Corporation, each as the Corporation shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Corporation in the Common Share Interest Payment Election Notice; (iii) invest the proceeds of such sales on the direction of the Corporation in Government Obligations which mature prior to an applicable Interest Payment Date; (iv) use such proceeds, together with proceeds from the sale of Common Shares not invested as aforesaid, to pay the Interest Obligation in respect of which the Common Share Interest Payment Election was made; (v) deliver proceeds to holders of Debentures to satisfy all or a portion of the Corporation's Interest Obligations, as directed by the Corporation in the Common Share Interest Payment Election Notice, and (vi) perform any other action necessarily incidental thereto as directed by the Corporation in its absolute discretion. The Common Share Interest Payment Election Notice shall direct the Trustee to solicit and accept only, and each Common Share Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments to be made by the Corporation in lieu of fractional Common Shares, if any, equal the Interest Obligation on the Common Share Delivery Date. The Trustee will be the agent of the Corporation solely for purposes of accepting bids on the Common Shares, consummating the sale of the Common Shares, and paying proceeds therefrom in satisfaction of the Interest Obligation.

(c)
The Common Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Corporation, by delivering written notice to the Trustee at any time prior to the consummation of such delivery and sale of the Common Shares on the Common Share Delivery Date, to withdraw the Common Share Interest Payment Election (which shall have the effect of withdrawing each related Common Share Bid Request), whereupon the Corporation shall be obliged to pay in cash the Interest Obligation in respect of which the Common Share Interest Payment Election Notice has been delivered.

(d)
Any sale of Common Shares pursuant to this ARTICLE X may be made to one or more Persons whose bids are solicited, but all such sales with respect to a particular Common Share Interest Payment Election shall take place concurrently on the Common Share Delivery Date.

(e)
The amount received by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Corporation elects to satisfy the Interest Obligation pursuant to a Common Share Interest Payment Election.

(f)
The Trustee shall inform the Corporation promptly following receipt of any bid or bids for Common Shares solicited pursuant to the Common Share Bid Requests. The Trustee shall accept such bid or bids as the Corporation, in its absolute discretion, shall direct by Written Direction of the Corporation, provided that the aggregate proceeds of all sales of Common Shares resulting from the acceptance of such bids, together with the amount of any cash payment by the Corporation in lieu of any fractional Common Shares, on the Common Share Delivery Date, must be equal to the related Common Share Interest Payment Election Amount in connection with any bids so accepted, the Corporation, the Trustee (if required by the Corporation in its absolute discretion) and the applicable bidders shall, not later than the Common Share Delivery Date, enter into Common Share Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Common Shares are then listed. The Corporation shall pay all fees and expenses in connection with the Common Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Trustee.

(g)
Provided that: (i) all conditions specified in each Common Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Common Shares to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Common Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Common Share Delivery Date, the Corporation shall, on the Common Share Delivery Date, deliver to the Trustee the Common Shares to be sold on such date, an amount in cash equal to the value of any fractional Common Shares and an Officer's Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Common Share Purchase Agreement, have been satisfied. Upon such deliveries, the Trustee shall consummate such sales on such Common Share Delivery Date by the delivery of the Common Shares to such purchasers against payment to the Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Common Share Interest Payment Election Amount (less any amount attributable to any fractional Common Shares), whereupon the sole right of a holder of Debentures to receive such holder's portion of the Common Share Interest Payment Election Amount will be to receive same from the Trustee out of the proceeds of such sales of Common Shares plus any amount received by the Trustee from the Corporation attributable to any fractional Common Shares in full satisfaction of the Interest Obligation, subject to Section 10.1(i) and the holder will have no further recourse to the Corporation in respect of the Interest Obligation.

(h)
The Trustee shall, on the Common Share Delivery Date, use the sale proceeds of the Common Shares (together with any cash received from the Corporation in lieu of any fractional Common Shares) to purchase, on the direction of the Corporation in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Trustee is required to hold until maturity (the "Common Share Proceeds Investment") and shall, on such date, deposit the balance, if any, of such sale proceeds in an account established by the Corporation (and which shall be maintained by and subject to the control of the Trustee) (the "Interest Account") for such Debentures. The Trustee shall hold such Common Share Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Trustee shall deposit amounts from the proceeds of the Common Share Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Common Share Interest Payment Election Amount. On the Interest Payment Date, the Trustee shall pay the funds held in the Interest Account to the holders of record of the Debentures on the Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Common Share Proceeds Investment or otherwise in excess of the Common Share Interest Payment Election Amount to the Corporation.

(i)
Neither the making of a Common Share Payment Election nor the consummation of sales of Common Shares on a Common Share Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle or require such holders to receive any Common Shares in satisfaction of such Interest Obligation.

(j)
No fractional Common Shares will be issued in satisfaction of interest but in lieu thereof the Corporation will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest (less any tax required to be deducted, if any).

(k)	This ARTICLE X and the rights and obligations thereunder shall at all times be subject to ARTICLE V.

ARTICLE XI
SUCCESSORS

11.1        Corporation may Consolidate, Etc., Only on Certain Terms

Subject to the provisions of ARTICLE XII, the Corporation shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the direct or indirect property of any other person (herein called a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a)
prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the Successor will have assumed all the covenants and obligations of the Corporation under this Indenture in respect of the Debentures;

(ii)	the securities of the Successor to be issued upon the conversion, redemption or maturity of the Debentures will be freely tradeable under Applicable Securities Legislation and listed on the TSX;

(iii)	the Successor shall have reserved for issuance a sufficient number of securities to satisfy the Successor's obligations to issue such securities under this Indenture;

(iv)	the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(v)	in the case of an entity organized otherwise than under the laws of the Province of Ontario, the Successor shall attorn to the jurisdiction of the courts of the Province of Ontario;

(b)	such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Trustee or of the Debentureholders hereunder; and

(c)
no condition or event shall exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder; and

for greater certainty, for the purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties or assets of one or more Subsidiaries of the Corporation (other than to the Corporation or another wholly-owned Subsidiary of the Corporation), which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.

11.2        Successor Substituted

Upon any consolidation of the Corporation with, or amalgamation or merger of the Corporation into, any other Person or any sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, in accordance with Section 11.1, the successor Person formed by such consolidation or into which the Corporation is amalgamated or merged or to which such sale, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and thereafter, except in the case of a lease, and except for obligations the predecessor Person may have under a supplemental indenture entered into pursuant to Section 11.1(a), the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Debentures.

ARTICLE XII
COMPULSORY ACQUISITION

12.1        Definitions

In this Article:

(a)	"Affiliate" and "Associate" shall have their respective meanings set forth in the Securities Act (Ontario);

(b)
"Dissenting Debentureholders" means a Debentureholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c)
"Offer" means an offer to acquire outstanding Debentures, which is a takeover bid or issuer bid for Debentures within the meaning ascribed thereto in MI 62-104, the Securities Act (Ontario) and OSC Rule 62-504, where as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d)	"offer to acquire" includes an acceptance of an offer to sell;

(e)	"Offeror" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f)
"Offeror's Debentures" means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person or company acting jointly or in concert with the Offeror; and

(g)	"Offeror's Notice" means the notice described in Section 12.3.

12.2        Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a)
within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c)	the Offeror complies with Sections 12.3 and 12.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

12.3        Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Debentureholder stating that:

(a)	Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c)
Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d)	Dissenting Debentureholders must send their respective Debenture certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror's Notice.

12.4        Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 12.3 shall, within 21 days after the sending of the Offeror's Notice, send his or her Debenture certificate(s) to the Trustee duly endorsed for transfer.

12.5        Payment of Consideration to Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 12.3, the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.2. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

12.6        Consideration to be held in Trust

The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 12.5. The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

12.7        Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 12.3, the Trustee, if the Offeror has complied with Section 12.5, shall:

(a)
do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b)
send to each Dissenting Debentureholder who has complied with Section 12.4 the consideration to which such Dissenting Debentureholder is entitled under this ARTICLE XII net of applicable withholding taxes, if any; and

(c)	send to each Dissenting Debentureholder who has not complied with Section 12.4 a notice stating that:

(i)	his or her Debentures have been transferred to the Offeror;

(ii)	the Trustee or some other person designated in such notice are holding in trust the consideration for such Debentures; and

(iii)
the Trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Trustee or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney and is granted power of attorney with respect to the Debentures, of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-entry only registration system of the Depository.

12.8        Communication of Offer to the Corporation

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation which will then provide a copy to the Trustee.

ARTICLE XIII
MEETINGS OF DEBENTUREHOLDERS

13.1        Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time, and the Trustee shall, on receipt of a Written Direction of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Halifax or at such other place as may be approved or determined by the Corporation and the Trustee.

13.2        Notice of Meetings

(a)
At least 21 days' notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by mail to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b)
If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 13.2(c) and (d)), then:

(i)
a reference to such fact, indicating each series of Debentures in the opinion of the Trustee so especially affected (hereinafter referred to as the "especially affected series") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "Serial Meeting"; and

(ii)
the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13.15 unless in addition to compliance with the other provisions of this ARTICLE XIII:

(A)
at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this ARTICLE XIII as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66⅔% of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B)
in the case of action taken or power exercised by instrument in writing under Section 13.15, such instrument is signed in one or more counterparts by the holders of not less than 66⅔% in principal amount of the Debentures of such series then outstanding.

(c)
Subject to Section 13.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Trustee and the Corporation for all purposes hereof.

(d)	A proposal:

(i)	to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii)	to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or Sections 13.4, 13.12 and 13.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

13.3        Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Corporation (in case it convenes the meeting) or by the Trustee (in any other case) shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

13.4        Quorum

Subject to the provisions of Section 13.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

13.5        Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6        Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

13.7        Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

13.8        Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each US$1,000 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than United States dollars, the principal amount thereof for these purposes shall be computed in United States dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest US$100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

In the case of a Global Debenture, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Debentureholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository's designation.

13.9        Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)
the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b)
the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(c)
the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d)	generally for the calling of a meeting of Debentureholders and the conduct of business thereof.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

13.10      Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective officers and directors, the Auditors of the Corporation and the legal advisors of the Corporation, the Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

13.11      Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the TSX and the NYSE Amex or such other exchange on which the Debentures and/or Common Shares are then listed:

(a)
power to authorize the Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)
power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee against the Corporation, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise provided that such sanctioned actions are not prejudicial to the Trustee;

(c)
power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)
power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation, arrangement, combination or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e)
power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)
power to waive, and direct the Trustee to waive, any default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)
power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)
power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)
power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(j)
power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)
power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture;

(l)
power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m)	power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13.11(l); and

(n)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.11(j).

Notwithstanding the foregoing provisions of this Section 13.11 none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of ARTICLE V which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Secured Creditors.

Except as otherwise provided in this Indenture, all other powers of and matters to be determined by the Debentureholders may be exercised or determined from time to time by Ordinary Resolution.

The expression "Ordinary Resolution" when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an ordinary resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this ARTICLE XIII at which a quorum of the Debentureholders is present and passed by the affirmative votes of Debentureholders present in person or represented by proxy at the meeting who hold more than 50% of the aggregate principal amount of the Debentures voted in respect of such resolution

13.12      Meaning of "Extraordinary Resolution"

(a)
The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66⅔% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66⅔% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)
If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66⅔% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66⅔% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.13      Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13.14      Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.15      Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of more than 50% of the principal amount of outstanding Debentures in the case of an Ordinary Resolution and not less than 66⅔% of the principal amount of all the outstanding Debentures in the case of an Extraordinary Resolution and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of more than 50% of the principal amount of outstanding Debentures in the case of an Ordinary Resolution and not less than 66⅔% of the principal amount of the Debentures then outstanding in the case of an Extraordinary Resolution of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

13.16      Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

13.17      Evidence of Rights Of Debentureholders

(a)
Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b)	The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

13.18      Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this ARTICLE XIII shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

13.19      Record Dates

If the Corporation shall solicit from the holders of Debentures any request, demand, authorization, direction, notice, consent, waiver or other action, the Corporation may, at its option, by or pursuant to a Written Direction of the Corporation, fix in advance a record date for the determination of such holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Corporation shall have no obligation to do so. Any such record date shall be the record date specified in or pursuant to such Written Direction of the Corporation.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the holders of record at the close of business on such record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of Debentures then outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act, and for this purpose the Debentures then outstanding shall be computed as of such record date.

ARTICLE XIV
NOTICES

14.1        Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at: Suite 2001, 1969 Upper Water Street,  Purdy's Wharf Tower II, Halifax, Nova Scotia, B3J 3R7, Attention: Chief Financial Officer, and a copy delivered to Fogler, Rubinoff LLP, 95 Wellington Street West, Suite 1200, Toronto, Ontario M5J 2Z9, Attention: Rick Moscone, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

14.2        Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the cities of Halifax and Toronto (or in such of those cities as, in the opinion of the Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required. All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

14.3        Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Trustee at its principal office in the City of Halifax, at 2008 - 1969 Upper Water Street, Halifax, Nova Scotia,  B3J 3R7, Attention: Corporate Trust Department or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

14.4        Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee or the Corporation, as applicable, would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Sections 14.1 or 14.3, as applicable, such notice shall be valid and effective only if delivered at the appropriate address in accordance with this Sections 14.1 or 14.3, as applicable.

ARTICLE XV
CONCERNING THE TRUSTEE

15.1        No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

15.2        Replacement of Trustee

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 15.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Trustee or any Debentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at the Corporation's expense, for the appointment of a new Trustee but any new Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in all of the provinces and territories of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation.

15.3        Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.4        Reliance Upon Declarations, Opinions, Etc.

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

15.5        Evidence and Authority to Trustee, Opinions, Etc.

The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 15.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)	a certificate made by any one officer or director of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)	an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)
in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 15.5.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Corporation shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officer's Certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

15.6        Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer's Certificate.

15.7        Experts, Advisers and Agents

The Trustee may:

(a)
employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)
employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation.

15.8        Trustee May Deal in Debentures

Subject to Sections 15.1 and 15.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

15.9        Investment of Monies Held by Trustee

Unless otherwise provided in this Indenture, any monies held by the Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall so invest such monies at the Written Direction of the Corporation. Any direction from the Corporation to the Trustee given in writing shall be provided to the Trustee no later than 9:00 a.m. Halifax time on the day on which the investment is to be made.  Any such direction received by the Trustee after 11:00 a.m. Halifax time or received on a non-Business Day, shall be deemed to have been given prior to noon the next Business Day. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province or territories thereof at the rate of interest, if any, then current on similar deposits. The Corporation shall receive the Trustee's prevailing rate for all monies held by it, as may change from time to time.

Unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall pay over to the Corporation all interest received by the Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

15.10      Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 15.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in ARTICLE XIII, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.11      Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

15.12      Trustee Not Bound to Act on Corporation's Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

15.13      Conditions Precedent to Trustee's Obligations to Act Hereunder

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

15.14      Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 15.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces and territories of Canada, either become so authorized or resign in the manner and with the effect specified in Section 15.2.

15.15      Compensation and Indemnity

(a)
The Corporation shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)
The Corporation hereby indemnifies and saves harmless the Trustee and its directors, officers and employees from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the wilful misconduct or bad faith of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate Counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)	The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence or bad faith or breach of the Trustee's duties hereunder.

15.16      Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

15.17      Third Party Interests

Each party to this Indenture (in this paragraph referred to as a "representing party") hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee's prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

15.18      Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' prior written notice sent to the Corporation provided that (i) the Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee's satisfaction within such 10-day period, then such resignation shall not be effective.

15.19      Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to certain obligations and activities under this Indenture. Notwithstanding any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

15.20      Force Majeure

Except for the payment obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.20.

ARTICLE XVI
SUPPLEMENTAL INDENTURES

16.1        Supplemental Indentures

Subject to any approval that may be required pursuant to the requirements of the TSX and the NYSE Amex, from time to time the Trustee and, when authorized by a resolution of the directors of Corporation, the Corporation, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	providing for the creation and issuance of Additional Debentures under this Indenture and establishing the terms thereof;

(b)
adding to the covenants of the Corporation or otherwise amending the terms hereof if in the opinion of the Trustee, relying on the opinion of Counsel, such addition or amendment will not be prejudicial to the rights of the Debentureholders generally;

(c)
making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form or forms of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the rights of the Debentureholders generally;

(d)
evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e)	giving effect to any Extraordinary Resolution passed as provided in ARTICLE XIII; and

(f)	for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Corporation and the Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which (a) in the opinion of the Trustee or its counsel or Counsel is of a format, minor or technical nature, or that (b) it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation provided for the issue of Debentures, providing that in the opinion of the Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders and Secured Creditors are in no way prejudiced thereby.

ARTICLE XVII
EXECUTION AND FORMAL DATE

17.1        Execution

This Indenture may be simultaneously executed by facsimile in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

17.2        Contracts of the Corporation

(a)
The directors, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Corporation are, and will be conclusively deemed to be, acting for and on behalf of the Corporation, and not in their own personal capacities. None of the directors will be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Corporation or in respect to the affairs of the Corporation. No property or assets of the directors, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Indenture or the Debentures. No recourse may be had or taken, directly or indirectly, against the directors in their personal capacity. The Corporation will be solely liable therefor and resort will be had solely to the property and assets of the Corporation for payment or performance thereof.

(b)
No holder of Common Shares as such will be subject to any personal liability whatsoever, whether extra-contractually, contractually or otherwise, to any party to this Indenture or pursuant to the Debentures in connection with the obligations or the affairs of the Corporation or the acts or omissions of the directors, whether under this Indenture, the Debentures or otherwise, and the other parties to this Indenture and the holders of the Debentures will look solely to the property and assets of the Corporation for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of the Corporation only will be subject to levy or execution.

17.3        Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of March 23, 2011 irrespective of the actual date of execution hereof.

[Remainder of this page has been intentionally left blank.]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BRIGUS GOLD CORP.

Per:	/s/ Brian MacEachen
Brian MacEachen Executive Vice President
I have authority to bind the Corporation

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	/s/ Elizabeth Dockendorff
Name:	Elizabeth Dockendorff
Title:	Corporate Trust Officer
Per:	/s/ Colleen Nielsen
Name:	Colleen Nielsen
Title:	Professional, Client Services
We have authority to bind the Corporation

SCHEDULE "A"
FORM OF INITIAL GLOBAL DEBENTURE
TO THE CONVERTIBLE DEBENTURE INDENTURE
AMONG BRIGUS GOLD CORP.
AND
COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF GLOBAL DEBENTURE

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.  Capitalized terms used and not otherwise defined herein shall have the meanings given them in the Indenture.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Brigus Gold Corp. (the "Issuer") or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

CUSIP 109490AA0
ISIN CA 109490AA06
No. 1	US$
BRIGUS GOLD CORP.

(A corporation existing under the laws of Yukon Territory)

6.5% CONVERTIBLE SENIOR UNSECURED DEBENTURE
DUE MARCH 31, 2016

BRIGUS GOLD CORP. (the "Corporation" or the "Issuer") for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the "Indenture") dated as of March 23, 2011 among the Corporation and Computershare Trust Company of Canada (the "Trustee"), promises to pay to the registered holder hereof on March 31, 2016 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of                 (US$     ) in lawful money of the United States on presentation and surrender of this Initial Debenture at the main branch of the Trustee in Halifax, Nova Scotia or in Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.5% per annum (based on a year of 360 days comprised of twelve 30-day months), in like money, in arrears in equal (with the exception of the first interest payment which will include interest from March 23, 2011 as set forth below) semi-annual instalments (less any tax required by law to be deducted) on March 31 and September 30 in each year commencing on September 30, 2011 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption, repayment or conversion) to fall due on the Maturity Date or the earlier date of redemption, repayment or conversion and, should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from March 23, 2011 to, but excluding September 30, 2011, which will be equal to US$33.94 for each US$1,000 principal amount of the Initial Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the 6.5% Convertible Senior Unsecured Debentures (referred to herein as the "Initial Debenture") of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of US$50,000,000 in lawful money of the United States. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of US$1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being US$1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of US$1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Trustee in Halifax, Nova Scotia or in Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then, to the extent so called for redemption, up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of US$2.45 (the "Conversion Price") per Common Share, being a rate of approximately 408.1633 Common Shares for each US$1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. No Debentures may be converted during the five Business Days preceding and including March 31 and September 30 in each year, commencing September 30, 2011, as the registers of the Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest determined in accordance with the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debentures so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

This Initial Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the Redemption Price therein and herein set out plus accrued and unpaid interest thereon up to (but excluding) the Redemption Date provided that this Initial Debenture is not redeemable before March 31, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. On or after March 31, 2014 and prior to the Maturity Date, and provided that the Current Market Price of the Common Shares of the Corporation is at least 125% of the Conversion Price of the Initial Debentures, the Initial Debentures are redeemable in whole or in part from time to time at the option of the Corporation at a price equal to the principal amount of the Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. In connection with the redemption of the Initial Debentures, the Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the Current Market Price.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 100% of the principal amount of such Initial Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Initial Debentures are so repurchased (the "Change of Control Purchase Offer"). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Change of Control Purchase Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price, subject to the terms and conditions described in the Indenture.

In the event of the occurrence of a Cash Change of Control, subject to regulatory approval, during the period (the "Cash Change of Control Conversion Period") beginning 10 trading days before the anticipated effective date of the Change of Control (the "Effective Date") and ending on the date that is 30 days after the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to holders of Initial Debentures, holders of Initial Debentures will be entitled to convert their Initial Debentures, in whole or in part, and receive, in addition to the number of Common Shares (or cash or other property or securities in substitution therefor) that such holders are entitled to receive upon such conversion, an additional number of Common Shares (or cash or other property or securities in substitution therefor) per US$1,000 principal amount of Initial Debentures converted as set forth in the Indenture.

If an offer is made for the Initial Debentures and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the offer by or on behalf of the Offeror, associates or affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval and provided that no Event of Default shall have occurred and be continuing, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradable Common Shares obtained by dividing the principal amount of this Initial Debenture (or that portion to be paid for in Common Shares pursuant to the exercise by the Corporation of the Common Share Repayment Right) by 95% of the Current Market Price.  Interest accrued and unpaid on this Initial Debenture on the Maturity Date will be paid in cash as provided for in the Indenture.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Secured Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Halifax, Nova Scotia or the City of Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture. The Initial Debentures are governed by the Indenture. If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF BRIGUS GOLD CORP. has caused this Debenture to be signed by its authorized representatives as of the 23rd day of March, 2011.

BRIGUS GOLD CORP.

Per:
Name:	Wade Dawe
Title:	President and Chief Executive Officer
I have authority to bind the Corporation

(FORM OF TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 6.5% Convertible Senior Unsecured Debentures due March 31, 2016 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)
(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ►, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or US$►principal amount hereof*) of BRIGUS GOLD CORP. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:          (Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be US$1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of US$1,000, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1" TO CDS GLOBAL DEBENTURE
BRIGUS GOLD CORP.
6.5% CONVERTIBLE SENIOR UNSECURED DEBENTURES DUE MARCH 31, 2016

Initial Principal Amount: US$
CUSIP 109490AA0
ISIN: CA 109490AA06
Authorization by Trustee: _________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"
TO THE CONVERTIBLE DEBENTURE INDENTURE AMONG
BRIGUS GOLD CORP.
AND
COMPUTERSHARE TRUST COMPANY OF CANADA
FORM OF REDEMPTION NOTICE

B-1

SCHEDULE "B"
Form of Redemption Notice
BRIGUS GOLD CORP.
6.5 % CONVERTIBLE SENIOR UNSECURED DEBENTURES
REDEMPTION NOTICE

To:	Holders of 6.5% Convertible Senior Unsecured Debentures (the "Debentures") of Brigus Gold Corp. (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "Indenture") dated as of March 23, 2011 among the Corporation and Computershare Trust Company of Canada (the "Trustee"), that the aggregate principal amount of US$                 of the US$                               of Debentures outstanding will be redeemed as of . (the "Redemption Date"), upon payment of a redemption amount of US$                 for each US$1,000 principal amount of Debentures, being equal to the aggregate of (i) US$                       (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date in the amount of US$                 for each US$1,000 principal amount of Debentures, being equal to the aggregate of   US$                         (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

2008 - 1969 Upper Water Street
Halifax, Nova Scotia  B3J 3R7

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay US$                 of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares.]

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradable Common Shares, cash representing the balance of the Redemption Price.

All amounts to be paid, issued or delivered by the Corporation hereunder shall be reduced by any applicable taxes.

DATED:

BRIGUS GOLD CORP.

(Authorized Director or Officer of Brigus Gold Corp.)

B-2

SCHEDULE "C"
TO THE CONVERTIBLE DEBENTURE INDENTURE AMONG
BRIGUS GOLD CORP.
AND
COMPUTERSHARE TRUST COMPANY OF CANADA
FORM OF MATURITY NOTICE

C-1

SCHEDULE "C"

Form of Maturity Notice
BRIGUS GOLD CORP.
6.5 % CONVERTIBLE SENIOR UNSECURED DEBENTURES
MATURITY NOTICE

To:	Holders of 6.5% Convertible Senior Unsecured Debentures (the "Debentures") of Brigus Gold Corp. (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the "Indenture") dated as of March 23, 2011 among the Corporation and Computershare Trust Company of Canada, as trustee (the "Trustee"), that the Debentures are due and payable as of March 31, 2016 (the "Maturity Date") and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date, together with all accrued and unpaid interest thereon, by issuing and delivering to the holders that number of Freely Tradable Common Shares equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Common Shares on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Trustee, at its principal trust office in Halifax, Nova Scotia for delivery to and on account of the holders, of certificates representing the Freely Tradable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, and if only a portion of the Debentures are to be repaid by issuing Freely Tradable Common Shares, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

All amounts to be paid, issued or delivered by the Corporation hereunder shall be reduced by any applicable taxes.

DATED:

BRIGUS GOLD CORP.

(Authorized Director or Officer of Brigus Gold Corp.)

C-2

SCHEDULE "D"
TO THE CONVERTIBLE DEBENTURE INDENTURE AMONG
BRIGUS GOLD CORP.
AND
COMPUTERSHARE TRUST COMPANY OF CANADA
FORM OF NOTICE OF CONVERSION

D-1

SCHEDULE "D"

Form of Notice of Conversion
CONVERSION NOTICE

TO: BRIGUS GOLD CORP.

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.5% Convertible Senior Unsecured Debentures irrevocably elects to convert such Debentures (or US$                 principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of Brigus Gold Corp. issuable upon a conversion be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

All amounts to be paid, issued or delivered by the Corporation hereunder shall be reduced by any applicable taxes.

Dated:	(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be US$1,000 or integral multiples thereof).

NOTE:
If Common Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

D-2

SCHEDULE "E"
FORM OF INITIAL U.S. DEBENTURE
TO THE CONVERTIBLE DEBENTURE INDENTURE
AMONG BRIGUS GOLD CORP.
AND
COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF U.S. DEBENTURE

THIS SECURITY AND THE COMMON SHARES (I) ISSUABLE UPON THE CONVERSION OF THIS SECURITY AND (II) ISSUABLE UPON (A) THE CORPORATION'S ELECTION TO ISSUE COMMON SHARES TO THE HOLDER HEREOF IN LIEU OF PAYMENT OF PRINCIPAL UPON REDEMPTION OR MATURITY OF THIS SECURITY, (B) A CHANGE OF CONTROL OF THE CORPORATION AND (C) THE CORPORATION'S ELECTION TO PAY INTEREST TO THE HOLDER HEREOF IN COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF THE CORPORATION THAT THIS SECURITY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES OR SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTIONS.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE CORPORATION'S TRUSTEE UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE CORPORATION'S TRUSTEE AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THIS SECURITY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.  THE CORPORATION'S TRUSTEE MAY ALSO REQUIRE AN OPINION OF COUNSEL IN CONNECTION WITH ANY OFFER, SALE OR TRANSFER OF THIS SECURITY BY THE HOLDER HEREOF.

This Debenture is a Fully Registered Debenture within the meaning of the indenture (the "Indenture"), dated as of March 23, 2011, among Brigus Gold Corp. (the "Corporation" or the "Issuer") and Computershare Trust Company of Canada (the "Trustee"). Capitalized terms used and not otherwise defined herein shall have the meanings given them in the Indenture.  This Debenture and any certificate representing any U.S. Common Shares originally and all certificates issued in exchange or substitution therefor shall bear the above legend or the U.S. Common Share Legend set forth in Section 3.7(b) of the Indenture, as applicable, until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws.  No holder of this Debenture may exchange such Debenture for a beneficial interest in a Global Debenture or transfer this Debenture to a Person who takes delivery thereof in the form of a beneficial interest in a Global Debenture unless such transfer is made in accordance with the terms and conditions set forth in the Indenture.

CUSIP 109490AA0
ISIN CA 109490AA06
No. [__]	[US$____________]
BRIGUS GOLD CORP.

(A corporation existing under the laws of Yukon Territory)

6.5% CONVERTIBLE SENIOR UNSECURED DEBENTURE
DUE MARCH 31, 2016

BRIGUS GOLD CORP. for value received hereby acknowledges itself indebted and, subject to the provisions of the Indenture, promises to pay to the registered holder hereof on March 31, 2016 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [_______________________] in lawful money of the United States on presentation and surrender of this Initial Debenture at the main branch of the Trustee in Halifax, Nova Scotia or in Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.5% per annum (based on a year of 360 days comprised of twelve 30-day months), in like money, in arrears in equal (with the exception of the first interest payment which will include interest from March 23, 2011 as set forth below) semi-annual instalments (less any tax required by law to be deducted) on March 31 and September 30 in each year commencing on September 30, 2011 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption, repayment or conversion) to fall due on the Maturity Date or the earlier date of redemption, repayment or conversion and, should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from March 23, 2011 to, but excluding September 30, 2011, which will be equal to US$33.94 for each US$1,000 principal amount of the Initial Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the 6.5% Convertible Senior Unsecured Debentures (referred to herein as the "Initial Debenture") of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of US$50,000,000 in lawful money of the United States. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of US$1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being US$1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of US$1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Trustee in Halifax, Nova Scotia or in Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then, to the extent so called for redemption, up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of US$2.45 (the "Conversion Price") per Common Share, being a rate of approximately 408.1633 Common Shares for each US$1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. No Debentures may be converted during the five Business Days preceding and including March 31 and September 30 in each year, commencing September 30, 2011, as the registers of the Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest determined in accordance with the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debentures so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

This Initial Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the Redemption Price therein and herein set out plus accrued and unpaid interest thereon up to (but excluding) the Redemption Date provided that this Initial Debenture is not redeemable before March 31, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. On or after March 31, 2014 and prior to the Maturity Date, and provided that the Current Market Price of the Common Shares of the Corporation is at least 125% of the Conversion Price of the Initial Debentures, the Initial Debentures are redeemable in whole or in part from time to time at the option of the Corporation at a price equal to the principal amount of the Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. In connection with the redemption of the Initial Debentures, the Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the volume weighted average trading price of the Common Shares on the NYSE Amex Equities Exchange ("NYSE Amex") or other stock exchange on which the Debentures may be listed for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 100% of the principal amount of such Initial Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Initial Debentures are so repurchased (the "Change of Control Purchase Offer"). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Change of Control Purchase Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an offer is made for the Initial Debentures and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the offer by or on behalf of the Offeror, associates or affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval and provided that no Event of Default shall have occurred and be continuing, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradable Common Shares obtained by dividing the principal amount of this Initial Debenture (or that portion to be paid for in Common Shares pursuant to the exercise by the Corporation of the Common Share Repayment Right), together with all accrued and unpaid interest thereon, by 95% of the Current Market Price.  Interest accrued and unpaid on this Initial Debenture on the Maturity Date will be paid in cash as provided for in the Indenture.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Secured Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Halifax, Nova Scotia or the City of Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture. The Initial Debentures are governed by the Indenture. If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF BRIGUS GOLD CORP. has caused this Debenture to be signed by its authorized representatives as of the 23rd day of March, 2011.

BRIGUS GOLD CORP.

Per:
Name:	Wade Dawe
Title:	President and Chief Executive Officer
I have authority to bind the Corporation

(FORM OF TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 6.5% Convertible Senior Unsecured Debentures due March 31, 2016 referred to in the Indenture within mentioned.

►
By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)
(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ►, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or US$►principal amount hereof*) of BRIGUS GOLD CORP. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:        (Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be US$1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of US$1,000, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

ANNEX 1 TO SCHEDULE "E"
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	[COMPUTERSHARE TRUST COMPANY OF CANADA]/[CIBC MELLON TRUST COMPANY],
as [trustee]/[registrar and transfer agent]
for the [6.5% convertible senior unsecured debentures]/[common shares] of
Brigus Gold Corp.

AND TO:               Brigus Gold Corp. (the "Corporation")

The undersigned (a) acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) it is not an affiliate (as defined in Rule 405 under the U.S. Securities Act) of the Corporation, (2) the offer of such securities was not made to a person in the United States and either (i) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (ii) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange, TSX Venture Exchange or another "designated offshore securities market" and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:
Name of Seller:

By:
Name:
Title: